Exhibit 99.2

Quarterhill Inc.

Management Information Circular

May 10, 2019

This Management Information Circular (this “Circular”) and the accompanying form of proxy (the “Proxy”) are being sent in advance of the Annual Meeting of Shareholders (the “Meeting”) of Quarterhill Inc. (“Quarterhill”, “we” or “us”) to be held at 10:00 a.m. (Ottawa, Ontario time) on Wednesday, June 12, 2019 at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, K2K 3L1. Except as otherwise stated, the information contained in this Circular is given as of April 30, 2019.

This Circular includes information we are required to disclose to shareholders and also describes and explains the business to be transacted and the matters to be voted on at the Meeting.

All dollar amounts in this Circular are in United States dollars unless otherwise specified. Unless otherwise noted, all Canadian dollar amounts have been converted into United States dollars at the following Bank of Canada average rates:

Year Ended December 31, 2018:CDN$1.00 = US$0.7721

Year Ended December 31, 2017:CDN$1.00 = US$0.7701

Year Ended December 31, 2016:CDN$1.00 = US$0.7548

Any Canadian dollar amounts in this Circular are indicated by the use of the prefix “CDN” before a specified dollar amount. Unless otherwise specified, Toronto Stock Exchange (“TSX”) closing market prices for Quarterhill common shares (“Common Shares”) for any specified date are provided in United States dollars, converted from Canadian dollars at the Bank of Canada closing exchange rate on the date specified.

Due to rounding associated with foreign exchange and other calculations in this Circular, United States dollar amounts may not add up precisely, and some data may differ slightly between tables presenting similar information.

Notice to United States Shareholders

The solicitation of proxies by Quarterhill is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the US should be aware that such requirements are different than those of the US applicable to proxy statements under the US Exchange Act.

The Proxy

The Proxy is being solicited by Quarterhill’s management for use at the Meeting and at any adjournment of the Meeting. In addition to using the mail to solicit proxies, our directors, officers, employees and agents may solicit proxies by telephone, in writing or in person. We will pay for all costs of proxy solicitation.

The persons named in the Proxy are Quarterhill officers. You have the right to appoint a person or company (who need not be a Quarterhill shareholder) to represent you at the Meeting other than the persons designated in the Proxy. You may do so either by following the instructions set out in the Proxy, or by completing another proxy. A shareholder wishing to be represented by proxy at the Meeting or at any adjournment of the Meeting must, in all cases, deliver the completed Proxy to Quarterhill’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894, or to Quarterhill’s transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by fax to Computershare at 1-866-249-7775 or (416) 263-9524 or by otherwise following Computershare’s instructions, no later than 10:00 a.m. (Ottawa, Ontario time) on June 10, 2019 or the last business day preceding any adjournment of the Meeting.

Revoking Your Proxy

In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy under sub-section 148(4) of the Canada Business Corporations Act (the “CBCA”) by stating clearly in writing that you want to revoke your proxy and by delivering the written statement to Quarterhill’s Corporate Secretary or to Computershare in any of the manners described above, in either case at any time up to 10:00 a.m. (Ottawa, Ontario time) on June 10, 2019 or the last business day preceding any adjournment of the Meeting at which your proxy is to be used, or with the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting and, in either case, your original proxy will be revoked. If your written statement revoking your proxy is delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting, the revocation of your proxy will not be effective with respect to any matter on which a vote has already been cast pursuant to your original proxy.

Voting Your Proxy

The Quarterhill officers named in the Proxy or any other person you properly appoint as a proxy will vote or withhold from voting any Common Shares held by you and in respect of which they have been appointed proxy holders in accordance with your directions on the Proxy.

In the absence of any direction from you, your Common Shares will be voted as follows:

•	FOR the election of the directors named in this Circular; and

•	FOR the appointment of Quarterhill’s auditors named in this Circular; and

all as more fully set forth in this Circular.

Quarterhill management does not know of any amendment to the matters referred to in the accompanying Notice of Meeting or of any other business that will be presented at the Meeting. If any amendment or other business is properly brought before the Meeting, however, the accompanying Proxy confers discretionary authority upon the persons named in the Proxy to vote upon any amendment or on such other business in accordance with their discretion.

Interest of Certain Persons in Matters to be Acted Upon

None of Quarterhill’s directors or senior officers, or any associate or controlled corporation of any such person, has any direct or indirect material interest in any of the matters to be acted upon at the Meeting other than the election of directors.

Common Shares

Only holders of record of Common Shares at the close of business on May 8, 2019 are entitled to receive notice of and vote at the Meeting. The failure of any shareholder to receive notice of a meeting of shareholders does not, however, deprive them of a vote at the Meeting.

At April 30, 2019, 118,817,466 Common Shares were issued and outstanding, the holders of which are entitled to one (1) vote for each Common Share held.

To the knowledge of Quarterhill’s directors and senior officers, as at April 30, 2019, based on publicly available information, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Common Shares except that Quarterhill is aware that, as of June 7, 2018, Foyston, Gordon & Payne Inc. was the investment manager of a number of pooled investment funds and managed accounts of institutional and individual clients and, in that capacity, exercised control and direction over an aggregate of 12,387,457 representing, at April 30, 2019, approximately 10.43% of the issued and outstanding Common Shares.

Advice to Non-Registered Holders of Common Shares

Only registered holders of Common Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting. In many cases, however, Common Shares are beneficially owned by a shareholder (a “Non-Registered Holder”) and are registered either:

1.

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares such as, among others, banks, trust companies, securities dealers, or brokers and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans; or

2.	in the name of The Canadian Depository for Securities Limited of which an Intermediary is a participant.

The Notice of Meeting, the Proxy and this Circular are being sent to both registered owners and Non-Registered Holders of Common Shares. If you are a Non-Registered Holder and we or our agent have sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

If you did not object to your Intermediary disclosing your name to Quarterhill, you will receive the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) and a request for voting instructions from Computershare, Quarterhill’s transfer agent. If you objected to your Intermediary disclosing your name, you will receive the Meeting Materials from your Intermediary, together with either a request for voting instructions or a form of proxy. Typically, Intermediaries will use a service company (such as Broadridge Investor Communication Solutions Canada) to forward the Meeting Materials to Non-Registered Holders.

If you received these materials from Computershare

By choosing to send these materials to you directly, Quarterhill (and not the Intermediary holding on your behalf) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you do not wish to attend the Meeting or to have another person attend and vote on your behalf, you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to Computershare, but Computershare is not required to honour the revocation of your voting instructions unless the revocation is received by 10:00 a.m. (Ottawa, Ontario time) on June 10, 2019 or the last business day preceding any adjournment of the Meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting. You (or the other person) must register with Computershare when you arrive at the Meeting.

You should follow the instructions on the request for voting instructions and contact Quarterhill or Computershare promptly if you need assistance.

If you received these materials from your Intermediary

If you are a Non-Registered Holder and have received the Meeting Materials from your Intermediary or their service company, you will receive either a request for voting instructions or a form of proxy. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. You should follow the procedures set out below, depending on which type of document you receive.

A.	Request for Voting Instructions.

If you do not wish to attend the Meeting or have another person attend and vote on your behalf, you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your Intermediary, except that the Intermediary is not required to honour the revocation unless the revocation is received at least 7 days before the Meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on the your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with Computershare when you arrive at the Meeting.

or

B.	Form of Proxy.

The form of proxy has been signed by the Intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Common Shares you beneficially own. Otherwise, the form of proxy will be incomplete.

If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “The Proxy” above.

If you wish to attend the Meeting and vote in person, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided.

To be valid, proxies must be deposited with Quarterhill’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894, or to Quarterhill’s transfer agent and registrar, Computershare, at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, by fax to Computershare at 1-866-249-7775 or (416) 263-9524 or by otherwise following Computershare’s instructions, no later than 10:00 a.m. (Ottawa, Ontario time) on June 10, 2019 or the last business day preceding any adjournment of the Meeting. You must register with Computershare when you arrive at the Meeting.

You should follow the instructions on the document which you have received and contact your Intermediary promptly if you need assistance.

Presentation of Financial Statements

and Other Financial Information

Quarterhill’s audited financial statements for the financial year ended December 31, 2018 (the “Financial Statements”) and the auditor’s report on the Financial Statements will be presented to shareholders at the Meeting. The Financial Statements have been mailed to shareholders who advised us or Computershare that they wished to receive them in accordance with applicable laws. In accordance with the provisions of the CBCA, the Financial Statements are merely presented at the Meeting and will not be voted on.

We have filed an Annual Information Form (the “AIF”) for our financial year ended December 31, 2018 and our Financial Statements on SEDAR at www.sedar.com that contain, among other things, all of the financial disclosure (including copies of management’s discussion and analysis of the Financial Statements) required under Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators. In particular, Item 9 of the AIF includes the information required to be disclosed in Form 52-110F1 of Multilateral Instrument 52-110.

ELECTION OF DIRECTORS

The persons named in the Proxy intend to vote FOR the election of the 7 nominees whose names are set forth below as members of our Board of Directors (the “Board”) to hold office until the next annual meeting of Quarterhill’s shareholders or until the election of such director’s successor, unless such director’s office is earlier vacated in accordance with our by-laws.

On March 5, 2013, the Board adopted a policy requiring that any nominee in an uncontested election who receives from the Common Shares voted in that election in person or by proxy a greater number of Common Shares withheld from voting than Common Shares voted in favour of their election, must immediately tender their resignation to the Board, to take effect upon acceptance by the Board. The Board will consider any such resignation and, within 90 days of receiving any such resignation, disclose by press release its decision whether to accept any such resignation and the reasons for its decision.

The Board recommends a vote “FOR” the election of each of its proposed nominees to serve on the Board until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons named in the Proxy intend to vote FOR the election of directors of the proposed nominees whose names and information are set out in the following pages, each of whom has been a member of the Board since the dates indicated.

The Nominees

Set forth on the following pages is information relating to each person proposed to be nominated by management for election as a director at the Meeting. Quarterhill does not have a term limit or retirement policy for our directors. The information provided below has been provided to us by the individuals themselves and has not been independently verified.

The information on the following pages includes the numbers of Common Shares, deferred stock units (“DSUs”) existing under Quarterhill’s 2018 Equity Incentive Plan (the “Equity Plan”), restricted stock units (“RSUs”) and options to purchase Common Shares existing under the Equity Plan (“Options”) that each person nominated for election to the Board has advised Quarterhill are beneficially owned, directly or indirectly, or over which control or discretion is exercised, by them at April 30, 2019.

The following information also indicates whether each such person is a member of the Board’s audit committee (“Audit Committee”), compensation committee (“Compensation Committee”), governance committee (“Governance Committee”) or nominating committee (“Nominating Committee”). The Board does not have an executive committee.

Roxanne Anderson, Ottawa ON, Canada

Ms. Anderson is the CEO of March Advisory Inc. which specializes in transformation and turnaround mandates. Ms. Anderson has over 25 years of corporate transformation and turnaround experience, including strategic reviews, financial and operational transformation, turnarounds, risk management and governance across a number of industries but with an emphasis on technology.

From September 1985 to July 2012, Ms. Anderson was with PricewaterhouseCoopers LLP where she held various roles including Managing Partner of the National Federal Government Services Practice and Managing Partner of the Ottawa office. Since June 2017, Ms. Anderson has been on the Board of Trustees of the Royal Ottawa Health Care Group and Vice Chair of its Finance, Audit and Innovation Committees. In May 2016, Ms. Anderson was appointed a member of the Departmental Audit Committee for Shared Services Canada, a department of the Government of Canada. Ms. Anderson is a member of the Executive Committee of the Ottawa Chapter of the Institute of Corporate Directors.

Ms. Anderson holds B.Comm. and M.B.A. degrees from McMaster University, Hamilton ON, Canada, is a Fellow Chartered Professional Accountant in the Province of Ontario, Canada and holds the ICD.D designation from the Institute of Corporate Directors.

Ms. Anderson is an “independent” member of the Board and is a member of the Audit Committee and Chair of the Governance Committee.

Director since: May 2015 Age: 58 Independent

Areas of Expertise: Finance; Accounting; Strategic Planning; Corporate Governance; Risk Management; Corporate Transformation & Turnaround; Leadership

Attendance at Board Meetings:
Feb 28 2018		Mar 12 2018		May 9 2018		May 28 2018		Aug 8 2018		Nov 7 2018		Dec 12 2018
✓		✓		✓		✓		✓		✓		✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Audit	Comp	Audit	Comp	Audit	Nom	Audit	Gov	Comp
Feb 28	Feb 28	Feb 28	Mar 7	Mar 12	May 9	May30	Aug 8	Nov 6	Nov 7	Nov 7	Nov 20	Nov 28	Dec 12
2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018
✓	N/A	N/A	✓	N/A	✓	N/A	✓	N/A	✓	N/A	✓	✓	N/A

Securities Held on April 30, 2019:
Common Shares: 98,891 DSUs: 0 RSUs: 0			Actual Price Paid Value of Common Shares: $110,661 (1) Market Value of Common Shares: $109,977 (2) Minimum Equity Ownership: Not Attained

(1)Based on actual prices paid for such Common Shares on their dates of purchase as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on April 30, 2019.

(2)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on that date.

Options Held on April 30, 2019:
Date Granted		Expiry Date			Number Granted		Exercise Price			Unexercised	Value of In-the-Money Unexercised Options (1)
July 29, 2016		July 29, 2022			35,211		CDN$2.84			35,211	CDN$0
May 12, 2017		May 12, 2023			46,296		CDN$2.16			46,296	CDN$0
May 31, 2018		May 31, 2024			59,523		CDN$2.02			59,523	CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019.

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

John Kendall Gillberry, Milton ON, Canada

Mr. Gillberry has been Chairperson of the Board since April 1, 2019 and a member of the Board since 2005. He has been a member of a number of private and public boards of directors and brings that experience to Quarterhill as Chairperson of the Board, Chair of the Nominating Committee and a member of the Compensation Committee.

Mr. Gillberry is the Founder and President of Bayfield Capital Group, a corporate finance advisory firm. Mr. Gillberry was the Chief Executive Officer of Coreworx Inc. from February 2017 to October 2018. He was a member of the board of GuestLogix Inc. from March 2015 to September 2016, and its interim Chief Executive Officer from September 2015 to September 2016. From March 2012 to December 2014, Mr. Gillberry was the Executive Vice-President and Chief Financial Officer of eSentire Inc.

Mr. Gillberry holds a Master of Business Administration degree from the University of Western Ontario in London, Ontario.

Mr. Gillberry is an “independent” member of the Board, is Chairperson of the Board, a member of the Compensation Committee and is the Chair of the Nominating Committee.

Director since: May 2005 Age: 62 Independent

Areas of Expertise: Finance, Accounting, Strategic Planning; Corporate Governance; Risk Management

Attendance at Board Meetings:
Feb 28 2018		Mar 12 2018		May 9 2018		May 28 2018		Aug 8 2018		Nov 7 2018		Dec 12 2018
Absent		Absent		✓		✓		✓		✓		✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Audit	Comp	Audit	Comp	Audit	Nom	Audit	Gov	Comp
Feb 28	Feb 28	Feb 28	Mar 7	Mar 12	May 9	May30	Aug 8	Nov 6	Nov 7	Nov 7	Nov 20	Nov 28	Dec 12
2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018
N/A	✓	✓	N/A	N/A	N/A	N/A	N/A	N/A	N/A	✓	N/A	N/A	✓

Securities Held on April 30, 2019:
Common Shares: 115,364 DSUs: 0 RSUs: 0			Actual Price Paid Value of Common Shares: $124,423 (1) Market Value of Common Shares: $128,297 (2) Minimum Equity Ownership: Attained

(1)Based on actual prices paid for such Common Shares on their dates of purchase as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on April 30, 2019.

(2)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on that date.

Options Held on April 30, 2019:
Date Granted		Expiry Date				Number Granted		Exercise Price	Unexercised		Value of In-the-Money Unexercised Options (1)
July 29, 2016		July 29, 2022				35,211		CDN$2.84	35,211		CDN$0
May 12, 2017		May 12, 2023				46,296		CDN$2.16	46,296		CDN$0
May 31, 2018		May 31, 2024				59,523		CDN$2.02	59,523		CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019.

Public Board Membership During Past 5 Years: DataWind Inc. (from July 2014 to October 2016), GuestLogix Inc. (March 2015 to September 2016); Imagination Park Entertainment Inc. (from June 2018 to February 2019)

Public Board Interlocks: None

Ron Laurie, Palo Alto CA, USA

Mr. Laurie is the co-founder and Managing Director of Inflexion Point Strategy, LLC, the first intellectual property investment bank, which provides patent brokerage and IP-driven M&A advisory services to technology companies and institutional investors. He also serves as Chairman of InventionShare, an open innovation company that commercializes breakthrough technologies by connecting world-class inventors with global product and service companies.

Prior to launching Inflexion Point in 2004, Mr. Laurie was a founding partner of the Silicon Valley offices of the Skadden Arps, Weil Gotshal and Irell & Manella law firms. At Skadden, Mr. Laurie founded the firm’s IP Strategy & Transactions practice group and led IP teams in some of the largest high-tech and life sciences M&A and joint venture deals ever done, worth over $50 billion in the aggregate.

Mr. Laurie holds a J.D. degree from the University of San Francisco School of Law, San Francisco CA, USA, a Bachelor of Science degree in Industrial Engineering from the University of California in Berkeley CA, USA and is registered to practice before the U.S. Patent & Trademark Office.

Mr. Laurie is an “independent” member of the Board and is a member of each of the Compensation Committee and the Governance Committee.

Director since: May 2015 Age: 76 Independent

Areas of Expertise: Patent, Copyright and Trademark Law, Patent Licensing and Monetization, Intellectual Property Strategy, Mergers and Acquisitions

Attendance at Board Meetings:
Feb 28 2018		Mar 12 2018		May 9 2018		May 28 2018		Aug 8 2018		Nov 7 2018		Dec 12 2018
✓		✓		✓		✓		✓		✓		✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Audit	Comp	Audit	Comp	Audit	Nom	Audit	Gov	Comp
Feb 28	Feb 28	Feb 28	Mar 7	Mar 12	May 9	May30	Aug 8	Nov 6	Nov 7	Nov 7	Nov 20	Nov 28	Dec 12
2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018
N/A	✓	✓	N/A	✓	N/A	✓	N/A	✓	N/A	N/A	N/A	✓	✓

Securities Held on April 30, 2019:
Common Shares: 38,163 DSUs: 0 RSUs: 0			Actual Price Paid Value of Common Shares: $41,521 (1) Market Value of Common Shares: $42,441 (2) Minimum Equity Ownership: Not Attained

(1)Based on actual prices paid for such Common Shares on their dates of purchase as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on April 30, 2019.

(2)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on that date.

Options Held on April 30, 2019:
Date Granted		Expiry Date			Number Granted		Exercise Price			Unexercised			Value of In-the-Money Unexercised Options (1)
July 29, 2016		July 29, 2022			35,211		CDN$2.84			35,211			CDN$0
May 12, 2017		May 12, 2023			46,296		CDN$2.16			46,296			CDN$0
May 31, 2018		May 31, 2024			59,523		CDN$2.02		59,523		CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019.

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

W. Paul McCarten, Toronto ON, Canada

Mr. McCarten was a partner with the law firm of Borden Ladner Gervais LLP from 1981 to his retirement from that firm on December 31, 2010.

Mr. McCarten holds an LL.B. degree from Queens University in Kingston, Ontario and a Bachelor of Arts degree from Carleton University in Ottawa, Ontario. Mr. McCarten was recently a member of the National Board of Directors of Start 2 Finish and is the former National Secretary of the Crohn’s and Colitis Foundation of Canada, is a former Chair of the Board of Directors of the Canadian Diabetes Association. Mr. McCarten is a member of the Institute of Corporate Directors.

Mr. McCarten is an “independent” member of the Board, the Chair of the Compensation Committee and a member of each of the Audit Committee and the Nominating Committee.

Director since: June 2010 Age: 74 Independent

Areas of Expertise: Corporate Law; Corporate Governance; Litigation; Legal Generally; Executive Compensation; Strategic Planning; Finance; Risk Management

Attendance at Board Meetings:
Feb 28 2018	Mar 12 2018		May 9 2018		May 28 2018		Aug 8 2018		Nov 7 2018		Dec 12 2018
✓	✓		✓		✓		✓		✓		✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Audit	Comp	Audit	Comp	Audit	Nom	Audit	Gov	Comp
Feb 28	Feb 28	Feb 28	Mar 7	Mar 12	May 9	May30	Aug 8	Nov 6	Nov 7	Nov 7	Nov 20	Nov 28	Dec 12
2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018
N/A	✓	✓	N/A	Absent	N/A	✓	N/A	✓	N/A	✓	N/A	N/A	✓

Securities Held on April 30, 2019:
Common Shares: 64,783 (1) DSUs: 0 RSUs: 0				Actual Price Paid Value of Common Shares: $129,527 (2) Market Value of Common Shares: $72,046 (3) Minimum Equity Ownership: Attained

(1)Does not include 3,600 Common Shares owned beneficially and of record by Mr. McCarten’s spouse, over which Common Shares Mr. McCarten has irrevocably disclaimed any and all control and direction.

(2)Based on actual prices paid for such Common Shares on their dates of purchase as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on April 30, 2019.

(3)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on that date.

Options Held on April 30, 2019:
Date Granted		Expiry Date		Number Granted		Exercise Price		Unexercised		Value of In-the-Money Unexercised Options (1)
July 29, 2016		July 29, 2022		35,211		CDN$2.84		35,211		CDN$0
May 12, 2017		May 12, 2023		46,296		CDN$2.16		46,296		CDN$0
May 31, 2018		May 31, 2024		59,523		CDN$2.02		59,523		CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019.

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

Douglas Parker, Burlington ON, Canada

Mr. Parker is President & Chief Executive Officer of Quarterhill.

Mr. Parker has 20 years of global legal and business experience in various technology driven industries. Prior to Quarterhill, from 2009 to 2017, Mr. Parker was with the TSX listed public enterprise software company Open Text Corporation (“Open Text”), most recently as Senior Vice President, Corporate Development. In this role Mr. Parker was a member of Open Text’s Executive Leadership Team and managed a seasoned group of corporate development professionals with operational responsibility for Open Text’s corporate development, Mergers & Acquisitions, integration and venture capital activities. Mr. Parker’s professional experience includes leadership or involvement in dozens of corporate acquisitions. Prior to Open Text, Mr. Parker held a senior role as Associate General Counsel of Nortel where he was responsible for all legal aspects of Nortel’s global Mergers & Acquisitions.

Mr. Parker holds an MBA (Executive) from the Richard Ivey School of Business, the University of Western Ontario, an LLB from Queen's Law School and a B.A. from Trinity College, the University of Toronto.

As Quarterhill’s President & Chief Executive Officer, Mr. Parker is not an “independent” member of the Board.

Director since: April 2018 Age: 48 Not Independent

Areas of Expertise: Mergers & Acquisitions; Leadership; Legal; Corporate Governance; General Management; International Business

Attendance at Board Meetings:
Feb 28 2018	Mar 12 2018		May 9 2018			May 28 2018		Aug 8 2018		Nov 7 2018	Dec 12 2018
N/A	N/A		✓			✓		✓		✓	✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Audit	Comp	Audit	Comp	Audit	Nom	Audit	Gov	Comp
Feb 28	Feb 28	Feb 28	Mar 7	Mar 12	May 9	May30	Aug 8	Nov 6	Nov 7	Nov 7	Nov 20	Nov 28	Dec 12
2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Securities Held on April 30, 2019:
Common Shares: 63,000 DSUs: 0 RSUs: 81,204				Actual Price Paid Value of Common Shares: $82,979 (1) Market Value of Common Shares: $70,063 (2) Minimum Equity Ownership: Not Attained

(1)Based on actual prices paid for such Common Shares on their dates of purchase as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on April 30, 2019.

(2)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on that date.

Options Held on April 30, 2019:
Date Granted		Expiry Date			Number Granted		Exercise Price		Unexercised		Value of In-the-Money Unexercised Options (1)
March 5, 2018		March 5, 2024			1,400,000		CDN$2.38		1,400,000		CDN$0
March 4, 2019		March 4, 2025			182,710		CDN$1.33		182,710		CDN$29,234
(1)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019.

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

Richard J. Shorkey, Lanark ON, Canada

Mr. Shorkey is a Chartered Professional Accountant and Chartered Accountant in the Province of Ontario, Canada who has provided part-time and interim chief financial officer services to several technology companies since September 2002. Mr. Shorkey has more than 40 years of industry experience holding senior financial and general management roles in a number of public and private companies, all of which experience he brings to Quarterhill as Chair of the Board’s Audit Committee.

Mr. Shorkey is a member of the Chartered Professional Accountants of Ontario and of CPA Canada.

Mr. Shorkey is an “independent” member of the Board and the Chair of the Audit Committee.

Director since: April 2007 Age: 72 Independent

Areas of Expertise: Finance; Accounting; Corporate Governance; Strategic Planning; Risk Management

Attendance at Board Meetings:
Feb 28 2018	Mar 12 2018		May 9 2018			May 28 2018		Aug 8 2018		Nov 7 2018		Dec 12 2018
✓	✓		✓			✓		✓		✓		✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Audit	Comp	Audit	Comp	Audit	Nom	Audit	Gov	Comp
Feb 28	Feb 28	Feb 28	Mar 7	Mar 12	May 9	May30	Aug 8	Nov 6	Nov 7	Nov 7	Nov 20	Nov 28	Dec 12
2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018
✓	N/A	N/A	N/A	N/A	✓	N/A	✓	N/A	✓	N/A	✓	N/A	N/A

Securities Held on April 30, 2019:
Common Shares: 56,716 (1) DSUs: 0 RSUs: 0				Actual Price Paid Value of Common Shares: $104,896 (2) Market Value of Common Shares: $63,074 (3) Minimum Equity Ownership: Not Attained

(1)Includes 5,000 Common Shares held by Mr. Shorkey’s spouse.

(2)Based on actual prices paid for such Common Shares on their dates of purchase as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on April 30, 20192019; provided that, for the purposes of this calculation and for administrative convenience, we consider the 5,000 Common Shares purchased by Mr. Shorkey prior to November 1, 2010 as having been purchased at a price of CDN$4.84 per share, the closing price of the Common Shares on the TSX on October 31, 2010.

(3)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on that date.

Options Held on April 30, 2019:
Date Granted		Expiry Date			Number Granted		Exercise Price		Unexercised		Value of In-the-Money Unexercised Options (1)
July 29, 2016		July 29, 2022			35,211		CDN$2.84		35,211		CDN$0
May 12, 2017		May 12, 2023			46,296		CDN$2.16		46,296		CDN$0
May 31, 2018		May 31, 2024			59,523		CDN$2.02		59,523		CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019.

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

James Douglas Skippen, Ottawa ON, Canada

Mr. Skippen has been the Vice-Chairperson of Quarterhill since April 1, 2019, prior to which he was Quarterhill’s Chairman (since April 18, 2017) and its President & Chief Executive Officer from June 2006 to April 18, 2017.

Prior to joining Quarterhill, Mr. Skippen had more than 18 years’ legal experience in business management, patent licensing and technology transfer including more than 9 years as a Senior Executive with MOSAID Technologies Incorporated, experience as leader of the Ottawa Technology Practice of the law firm McCarthy Tétrault LLP and more than 8 years as an associate and then partner with the law firm Borden & Elliot (now, Borden Ladner Gervais LLP). Mr. Skippen is a frequent speaker on patent monetization matters.

Mr. Skippen holds an LL.B. degree from the University of Ottawa in Ottawa, Ontario. Mr. Skippen is a former member of the Board of the Canadian Diabetes Association, a former member of the Board of Governors of Elmwood School in Ottawa, Canada, a former member of the Board of Directors of the Ottawa Art Gallery.

Mr. Skippen is not an “independent” member of the Board because he was Quarterhill’s President & Chief Executive Officer until April 18, 2017. Mr. Skippen serves as Vice-Chairperson of the Board and is a member of each of the Governance Committee and the Nominating Committee.

Director since: June 2006 Age: 56 Not Independent

Areas of Expertise: Business Management; Patent Law Generally; U.S. Patent Litigation; Patent Licensing; Computer Science; Executive Compensation; Strategic Planning; and Legal Generally

Attendance at Board Meetings:
Feb 28 2018	Mar 12 2018		May 9 2018			May 28 2018		Aug 8 2018		Nov 7 2018		Dec 12 2018
✓	✓		✓			✓		✓		✓		✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Audit	Comp	Audit	Comp	Audit	Nom	Audit	Gov	Comp
Feb 28	Feb 28	Feb 28	Mar 7	Mar 12	May 9	May30	Aug 8	Nov 6	Nov 7	Nov 7	Nov 20	Nov 28	Dec 12
2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018	2018
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	✓	N/A	✓	N/A

Securities Held on April 30, 2019:
Common Shares: 451,500 (1) DSUs: 0 RSUs: 351,026				Actual Price Paid Value of Common Shares: $1,643,047 (2) Market Value of Common Shares: $892,494 (3) Minimum Equity Ownership: Attained

(1)All Common Shares held by a corporation controlled by a trust in which Mr. Skippen and his spouse are 2 of the trustees.

(2)Based on actual prices paid for such Common Shares on their dates of purchase as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on April 30, 2019.

(3)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019 as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7464 on that date.

Options Held on April 30, 2019:
Date Granted		Expiry Date			Number Granted		Exercise Price		Unexercised		Value of In-the-Money Unexercised Options (1)
September 10, 2018		September 10, 2024			39,473		CDN$2.28		39,473		CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$1.49 on April 30, 2019.

Public Board Membership During Past 5 Years: Imagination Park Entertainment Inc. (from June 2018 to February 2019)

Public Board Interlocks: None

Except as set forth below, none of the foregoing proposed directors is or was, in the 10 years preceding the date of this Circular, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. John Gillberry was a member of the board of directors of MedcomSoft Inc. from January 2, 2008 to November 1, 2008. MedcomSoft filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008.

Mr. Gillberry also was a director of GuestLogix Inc. from March 2015 to September 2016 and was its interim chief executive officer from September 2015 to September 2016. We understand that: (1) the Ontario Superior Court of Justice granted an initial order under the Companies’ Creditors Arrangement Act (Canada) on February 9, 2016 staying all claims and actions against GuestLogix and its assets and allowing it to prepare a plan of compromise or arrangement for its creditors; (2) GuestLogix’s securities were suspended from trading on the TSX on February 9, 2016 while it conducted a review of whether it met the TSX’s listing requirements; and (3) on February 18, 2016, the TSX notified GuestLogix that its securities would be delisted from the TSX effective March 18, 2016 for failure to meet the applicable listing conditions.

Further, Mr. Gillberry was a director of DataWind Inc. from July 2014 to October 2016. We understand that DataWind was subject to a cease trade order from September 7, 2016 to November 25, 2016 and a management cease trade order effective July 6, 2016 by the Ontario Securities Commission for failure to file its audited financial statements and related materials for its financial year ended March 31, 2016 and its interim unaudited financial statements and related materials for the 3-month period ended June 30, 2016, which cease trade orders were revoked on November 25, 2016.

None of the foregoing proposed directors, within the 10 years preceding the date of this Circular, has become bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Management does not contemplate that any of the Board nominees listed above will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the Proxy reserve the right to vote for any nominee in their discretion unless the shareholder has specified in the Proxy that such shareholder’s Common Shares are to be withheld from voting in the election of directors.

STATEMENT OF EXECUTIVE COMPENSATION

The disclosure provided in this Statement of Executive Compensation is provided to communicate to our shareholders about executive compensation paid by Quarterhill in its year ended December 31, 2018 and the decision-making process relating to that compensation.

New Executive Officer Long-Term Incentive Plan

Although the disclosure in this Statement of Executive Compensation is retrospective in nature, as we promised in our management information circular for our April 18, 2018 annual and special shareholders meeting, we are also disclosing a new long-term incentive plan for Quarterhill’s and our subsidiaries’ executive officers for the year ending December 31, 2019 and following years that we believe provides an even greater alignment between long-term Common Share price performance and executive compensation by focusing on multi-year Common Share market price appreciation as the most significant metric for executive compensation.

For years ending December 31, 2019 and following, Quarterhill has moved its executive officer incentive compensation significantly away from both short-term and medium-term cash payments, to substantively correlating incentive compensation with the long-term appreciation in the market price of our Common Shares. The constituent parts of this new plan (performance stock units (“PSUs”) and Options) are discussed generally in this Statement of Executive Compensation and, specifically, under the heading “Compensation Discussion & Analysis – Long-term Incentive” below.

Compensation Committee

The members of the Compensation Committee are Paul McCarten (Chair), John Gillberry and Ron Laurie, each of whom is an “independent” director as such term is defined in Section 1.4 of National Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators. Each of the Compensation Committee members has extensive, direct experience in the area of executive compensation through executive experience and/or membership on boards of directors of public or private entities (each member of the Compensation Committee has experience serving on such boards) and, as such, possesses a thorough understanding of employee and executive compensation. The Board believes that the members of the Compensation Committee are qualified to fulfill their duties.

The Compensation Committee relies, in part, on input from our management to assess individual executive and corporate performance for our directors and executive officers. The Compensation Committee also has the authority to retain independent advisors to provide advice on our compensation practices.

A copy of the Compensation Committee’s Charter that sets out the responsibilities, powers and operation of the Compensation Committee is available at www.Quarterhill.com.

Compensation Consultant

No compensation consultant or advisor was retained to assist the Board or the Compensation Committee in determining compensation for any of our Directors or executive officers in the financial year ended December 31, 2018 and no amounts were paid to any such compensation consultant or advisor in either the financial year ended December 31, 2018 or 2017.

Managing Compensation-Related Risk

Hedging Prohibition

As part of Quarterhill’s insider trading policy, our employees and members of the Board are prohibited from entering into any short sale of Quarterhill securities and, other than with respect to Quarterhill issued Options and other securities, from purchasing any put or call options with respect to any Quarterhill securities to specifically prohibit the purchase of financial instruments designed to hedge or offset a decrease in the market value of Common Shares.

Compensation Risk Assessment and Mitigation

The Compensation Committee reviews Quarterhill’s compensation practices and policies at least annually and more often if required to deal with specific issues arising between annual reviews. The Compensation Committee and the Board have implemented policies designed to mitigate risk in our compensation policies and practices including the following:

•

the Compensation Committee’s annual review of our compensation practices ensures that (1) we compensate our executive officers satisfactorily to ensure Quarterhill does not lose employees with critical skills, (2) executive officers have sufficient “at risk” compensation to align their interests with those of our shareholders and (3) our executive officers are motivated to continually improve Quarterhill and our business;

•

a significant portion of each executive officer’s target compensation under our new executive officer long-term incentive plan is performance-based, “at risk” and aligned to shareholder interests as it depends on the long-term movement of the market price of our Common Shares;

•

the vesting periods, performance targets and hold periods for Options, RSUs, PSUs and Common Shares issuing from PSUs have been implemented both to mitigate the risk of executive officers generating short-term benefits and to tie compensation to corporate performance and our Common Share price;

•

from 2019, under our new executive officer long-term incentive plan, PSUs make up between 29% and 60% of each Quarterhill executive officer’s incentive compensation and between 9% and 16% of each Quarterhill subsidiary’s executive officer’s incentive compensation and are entirely linked to increases in the market price of the Common Shares thereby substantively aligning our executive officers’ interests directly with our shareholders’ interests;

•

any increases to base salary and, from and following 2019, the determination of any PSU and Option awards under our new executive officer long-term incentive plan are largely based on executive officers’ annual performance, thereby providing a strong pay-for-performance link;

•	the Minimum Equity Ownership Requirements (discussed under the heading “Minimum

Equity Ownership Requirement” below) are intended both to align Quarterhill’s executive officers’ personal interests with those of all shareholders and to encourage them not to risk their equity positions for short-term gains; and

•	the terms of our insider trading policy ensure that Options cannot be granted when Quarterhill has undisclosed material information.

Quarterhill also has an executive compensation clawback policy described under the heading “Executive Clawback Policy” below (the “Clawback Policy”). The Clawback Policy addresses situations in which business activities have been undertaken by executive officers that engaged in gross negligence, intentional misconduct or fraud that require the restatement of all or a portion of our financial statements.

Based on Quarterhill’s compensation practices and policies, the Compensation Committee and Board have concluded that there does not appear to be any risks arising from the compensation programs that are reasonably likely to have a material adverse effect on Quarterhill at this time. Our employees are highly sought after, so Quarterhill must ensure that its compensation programs are competitive, or we risk losing valuable and skilled employees.

Named Executive Officers

For the year ended December 31, 2018, for the purposes of National Instrument 51-102 – “Continuous Disclosure Obligations” of the Canadian Securities Administrators, Quarterhill’s “named executive officers” (collectively, the “Named Executive Officers”) are: Doug Parker, our President & Chief Executive Officer; Shaun McEwan, our Chief Financial Officer; Keaton Parekh (President & Chief Executive Officer of our Wi-LAN Inc. subsidiary until February 27, 2019); Russ Stuebing (our Senior Vice-President Corporate Development); and Prashant Watchmaker (Senior Vice-President & General Counsel). Mr. Parekh was appointed as President & Chief Executive Officer of Quarterhill’s Wi-LAN Inc. subsidiary effective June 14, 2018 and was replaced in that role effective February 27, 2019.

Named Executive Officers are generally not present for, nor do they participate in, Compensation Committee or Board discussions or approvals relating to their own compensation.

Compensation Discussion & Analysis

With respect to executive compensation, our Compensation Committee and management strive to: (1) align Quarterhill executive officers’ interests with those of our shareholders by using both smaller short-term cash incentives and larger long-term PSU- and Option-based incentives that are directly correlated with the market price of our Common Shares; and (2) ensure that overall executive compensation is internally equitable within Quarterhill and our subsidiaries, and also competitive externally so we can attract, retain and motivate qualified and committed professionals who will drive our businesses forward successfully.

We believe that an effective executive compensation program founded on these principles is a key element to building long-term shareholder value.

Target Compensation and Base Salary

Quarterhill sets target executive officer compensation based on market rates for similar positions and each executive officer’s expected contribution and past performance. Target compensation is comprised of a guaranteed base salary amount and a performance-based incentive amount which, for 2019 and following years, is comprised of cash, PSUs and Options. In a year in which we met or exceeded our objectives, an executive officer’s individual contribution was satisfactory and there was substantial increase in the market price of our Common Shares, executive officers would receive their full target compensation. In a year these were not achieved, executive officers would receive less than their full target compensation.

Base salary is generally based on market competitiveness and individual qualifications, experience and performance, and is originally established upon an executive officer joining Quarterhill. An executive officer’s base salary is intended to provide minimum compensation to secure the executive officer’s services. Any increases to an executive officer’s target compensation are entirely “at risk” as they are subject to Quarterhill’s financial performance and the executive officer’s individual performance.

Quarterhill’s determination of the “market” rate and competitiveness of each executive officer role is not based on any single measure or any formal set of measures and benchmarking is not relied upon. Instead, Quarterhill management reviews a number of factors to determine each executive officer’s “market” value including:

•	publicly available salary guides;

•	the need to extrapolate information where no reasonable match can be found between the requirements of a specific executive officer role and the data available to Quarterhill;

•	each executive officer’s eligibility to receive short-term and long-term incentives;

•	reasonable considerations affecting the professional markets where we compete for skills; and

•	reasonable considerations specific to geographic markets where we compete for talent.

Based on such factors, senior management establishes percentage increases to base salary predicated on how each executive officer’s performance in the year measures against the “market value” of their respective role with Quarterhill and overall market salary movement. With respect to performance in the year ended December 31, 2018, there were no salary increases for Quarterhill and Quarterhill subsidiary executive officers.

Short-term Incentive

Quarterhill’s short-term incentives consist of an annual performance-based cash incentive forming part of target compensation, paid based on achieving annual corporate revenue and earnings before taxes, depreciation and amortization targets and individual performance targets, focused on positioning Quarterhill for present and future success. We believe that the use of these targets is well correlated to Quarterhill’s long-term, sustainable financial strength. These targets are set at levels believed to be challenging yet realistically attainable given anticipated trends.

Each target is subject to a range, with minimum and maximum thresholds. Failure to achieve the minimum threshold of a target will result in no cash incentive amount being paid relating to that target. Targets are measured against Quarterhill’s annual results achieved in each year and any related cash incentives are paid thereafter.

For the year ended December 31, 2018 and previous years, each executive officer’s cash incentive formed between 45% and 100% of their total target incentive compensation. Named Executive Officer cash incentives paid for the year ended December 31, 2018 were as follows:

Named Executive Officer	Total Cash Incentive Target	Actual Cash Incentive Paid	Percentage of Target Paid
Douglas Parker	$208,467	$121,014 (1)	60.00%
Shaun McEwan	$109,064	$0	0.00%
Keaton Parekh	$240,000	$0	0.00%
Russ Stuebing	$62,540	$33,615 (2)	55.56%
Prashant Watchmaker	$74,803	$0	0.00%

(1)

Pursuant to Mr. Parker’s November 30, 2017 employment agreement with Quarterhill, Mr. Parker was guaranteed 60.00% of his 2018 total target incentive compensation as a one-time, additional incentive to joining Quarterhill, 60.00% of which amount was paid in cash to Mr. Parker on April 5, 2019 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7721 on that date).

(2)

Pursuant to Mr. Stuebing’s February 8, 2018 employment agreement with Quarterhill, Mr. Stuebing was guaranteed approximately 55.56% of his 2018 total target incentive compensation as a one-time, additional incentive to joining Quarterhill, 60.00% of which was paid in cash to Mr. Stuebing on April 5, 2019 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7721 on that date).

For the 2019 year and following, Quarterhill executive officers’ cash incentive has been reduced to no more than 20% of total target incentive compensation. The cash incentive available to certain executive officers of Quarterhill subsidiaries may form a higher portion of their respective total target incentive compensation in 2019 and following years.

Medium-term Incentive

RSUs are “medium-term” incentives because although they generally vest over 3 years from grant, the actual payments on such vesting are entirely based on the market price of Common Shares on those dates. As such, we believe RSUs assist in aligning executive officer and shareholder interests because the value of RSUs rises and falls with the market price of our Common Shares, thereby aligning RSUs fully with shareholders’ interests.

For the year ended December 31, 2018, if they received any incentive compensation, executive officers were granted RSUs equal to 40% of their total incentive compensation, with those RSUs vesting in 2019, 2020, 2021 and 2022 and paid out at the market price of the Common Shares on each vesting date. Named Executive Officer RSU grants for the year ended December 31, 2018 were as follows:

Named Executive Officer	Total RSU Value Incentive Target	Actual RSU Value Incentive Granted	Number of RSUs Granted	Percentage of Target Granted
Douglas Parker	$138,978	$79,164 (1)	81,204	60.00%
Shaun McEwan	$77,744	$0	0	0.00%

Named Executive Officer	Total RSU Value Incentive Target	Actual RSU Value Incentive Granted	Number of RSUs Granted	Percentage of Target Granted
Keaton Parekh	$160,000	$0	0	0.00%
Russ Stuebing	$41,693	$21,991 (2)	22,557	55.56%
Prashant Watchmaker	$53,322	$0	0	0.00%

(1)

Pursuant to Mr. Parker’s November 30, 2017 employment agreement with Quarterhill, Mr. Parker was guaranteed 60.00% of his 2018 total target incentive compensation as a one-time, additional incentive to joining Quarterhill, 40.00% of which amount was paid by way of the grant of RSUs to Mr. Parker on March 4, 2019.

(2)

Pursuant to Mr. Stuebing’s February 8, 2018 employment agreement with Quarterhill, Mr. Stuebing was guaranteed approximately 55.56% of his 2018 total target incentive compensation as a one-time, additional incentive to joining Quarterhill, 40.00% of which amount was paid by way of the grant of RSUs to Mr. Stuebing on March 4, 2019.

As incentive compensation for the 2019 year and following, no Quarterhill executive officers are expected to receive RSUs at all. Certain executive officers of Quarterhill subsidiaries may continue to receive RSUs as incentive compensation for 2019 and following years as a portion of their respective incentive compensation.

Long-term Incentive

For 2019 and following years, the long-term portion of Quarterhill’s executive officer compensation is comprised of PSUs (20% to 42% of total target executive officer compensation) and Options (9% to 18% of total target executive officer compensation). The values of these awards are directly correlated to the market price of our Common Shares and, as such, fully align executive officers’ interests with our shareholders’ interests in increasing Quarterhill’s market value generally and our Common Share market price specifically. The 8 year from grant hold period for Common Shares issued pursuant to conversion of any PSUs ensures that such alignment is truly long-term.

PSUs are awards under the Equity Plan that convert into fully-paid Common Shares equally over five years (i.e. 20% per year) if, on an annual basis, the 30-day volume weighted moving average price of the Common Shares on the TSX on each December 31 (the “30-Day VWMA Price”) is 10% higher, each year, than the 30-Day VWMA Price on the December 31 immediately prior to the grant of such PSUs. Any unconverted PSUs at the fifth anniversary of their date of grant may also convert into fully-paid Common Shares if the 30-Day VWMA Price that year is 50% higher than the 30-Day VWMA Price on the last day of the year immediately prior to their grant. Any other unconverted PSUs at the fifth anniversary of their date of grant are forfeited. Upon conversion of any PSUs to Common Shares, an appropriate portion of those Common Shares will be sold by Quarterhill to satisfy applicable withholding requirements (with proceeds of sale paid to the appropriate authorities) and the remaining Common Shares must be held until the earlier of eight years from the date of grant of the original PSUs and the termination of the applicable executive officer’s employment with Quarterhill or its subsidiaries.

Named Executive Officers were granted the following PSUs on March 4, 2019 as part of their respective 2019 total incentive compensation targets, which PSUs may convert into Common Shares based on the 30-Day VWPA Price at December 31 in each of 2019, 2020, 2021, 2022 and 2023, with resulting Common Shares to be held until the earlier of the termination of such Named Executive Officer’s employment or January 1, 2027:

Named Executive Officer	Total PSUs Granted	Value of PSUs Granted (1)
Douglas Parker	450,000	$414,000

Named Executive Officer	Total PSUs Granted	Value of PSUs Granted (1)
Shaun McEwan	257,270	$236,688
Keaton Parekh	0	$0
Russ Stuebing	78,750	$72,450
Prashant Watchmaker	171,560	$157,835

(1)

The valuation of these PSUs is based on the 30-Day VWPA at December 31, 2018 of CDN$1.26 as converted at the rate of CDN$1.00 = US$0.7330, however, no Common Shares will issue from the conversion of any PSUs unless the market price of the Common Shares has increased from the date of grant as required by the terms of those PSUs.

Options permit holders to acquire Common Shares at the exercise price established on the Options’ date of grant and align executive officers’ interests with those of shareholders by providing them with the opportunity to become Quarterhill shareholders. Notwithstanding valuations of Options required by financial reporting requirements, however, Options have value to their holders ONLY if the market price of Common Shares exceeds the exercise price of the Options. Whenever the market price of the Common Shares is below the exercise price of any given Options, the Options have no value whatsoever. At December 31, 2018, NONE of the vested Options held by any of the Named Executive Officers had any value whatsoever.

The table below sets out, for each Named Executive Officer: (1) the number of Options held at December 31, 2018 and the weighted average exercise price of those Options; and (2) the number of vested Options held at that date with an exercise price lower than $0.97 (based on the TSX closing price of the Common Shares of CDN$1.33 on that date*), the weighted average exercise price of those Options* and the aggregate realizable value of those Options at that date, calculated net of exercise price but without taking into consideration any related tax obligations.

Named Executive Officer	Total Options Held	Weighted Average Exercise Price	Vested In-the-Money Options	Weighted Average Exercise Price of Vested In-the Money Options	Aggregate Realizable Value
Douglas Parker	1,400,000	$1.75	0	N/A	$0
Shaun McEwan	230,000	$2.03	0	N/A	$0
Keaton Parekh	458,015	$1.53	0	N/A	$0
Russ Stuebing	500,000	$1.75	0	N/A	$0
Prashant Watchmaker	109,000	$2.85	0	N/A	$0

Named Executive Officers were granted the following Options on March 4, 2019 as part of their respective 2019 total incentive compensation targets, which Options will vest and be exercisable equally in 2020, 2021 and 2022:

Named Executive Officer	Total Options Granted	Value of Options Granted (1)
Douglas Parker	182,710	$88,980
Shaun McEwan	104,460	$50,872
Keaton Parekh	0	$0
Russ Stuebing	31,980	$15,574
Prashant Watchmaker	69,660	$33,924

(1)

The valuation of these option-based awards is based on the Black-Scholes option valuation model at the time of grant which determined the fair market value of each option at CDN$0.6483 and converted at the rate of CDN$1.00 = US$0.7512 as at March 9, 2019.

Executive Clawback Policy

* As converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on December 31, 2018.

Under Quarterhill’s Executive Clawback Policy, which applies to all executives at the Vice-President level or higher, provided there are no factors that would make reimbursement unfair in the circumstances and it is in the best interests of Quarterhill, the Board may, in its sole discretion, to the fullest extent permitted by applicable laws, require reimbursement of the “after tax” amount of all or a portion of any short-term, medium-term and/or long-term incentive compensation received by an executive officer after December 31, 2013 where:

•

the amount of such short-term, medium-term and/or long-term incentive compensation was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently and negatively the subject of or affected by a restatement of all or a portion of Quarterhill’s financial statements; and

•

the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or contributed materially to the need for the restatement as admitted by the executive officer or, in the absence of such admission, as determined by the Board acting reasonably; and

•

the amount of the short-term, medium-term and/or long-term incentive compensation that would have been awarded to or the profit realized by the executive officer resulting from such short-term, medium-term and/or long-term incentive compensation if the financial results had been properly reported would have been lower than the amount actually awarded, received or realized.

Minimum Equity Ownership Requirement

The Board has established a minimum equity ownership requirement for all Quarterhill officers having a “vice-president” or higher title or performing an equivalent function, including each Named Executive Officer (each, a “Covered Officer”) pursuant to which, within five years of becoming a Covered Officer, each Covered Officer must satisfy the following requirements applicable to that Covered Officer (each, a “Minimum Equity Ownership Requirement”):

(1)	Quarterhill’s CEO must own, directly or indirectly, Common Shares having an aggregate value equal to at least twice the CEO’s then current base salary;

(2)

each Senior Vice-President or officer performing an equivalent function (including Quarterhill’s Chief Financial Officer) must own, directly or indirectly, Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least 100% of such officer’s then current base salary, of which each such officer must own, directly or indirectly, Common Shares and DSUs equal to half of such amount; and

(3)

each Covered Officer other than Quarterhill’s CEO and any Senior Vice-President (or officer performing an equivalent function to a Senior Vice-President) must own, directly or indirectly, Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least 50% of such Covered Officer’s then current base salary, of which each Covered Officer must own, directly or indirectly, Common Shares and DSUs equal to half of such amount.

The measurement of the value of each Covered Officer’s Common Share, DSU, vested in-

the-money Option and RSU holdings is made on December 31 of each year and is to be based on, for Common Shares, the higher of (a) the price actually paid or deemed to have been paid for Common Shares and (b) the closing price of the Common Shares on the TSX on the final trading day of each year and, for DSUs, vested in-the-money Options and RSUs, the closing price of the Common Shares on the final trading day of each year less any applicable exercise price. Starting five years after an employee becomes a Covered Officer, until such time as they satisfy the applicable Minimum Equity Ownership Requirement, that employee will receive all cash incentives in the form of DSUs.

At December 31, 2018, the Named Executive Officers owned the following Common Shares, vested in-the-money Options and RSUs (no DSUs were outstanding at that date):

Named Executive Officer	Common Shares Held on December 31, 2018	Vested In-the-Money Options Held on December 31, 2018	Unvested RSUs Held on December 31, 2018	Aggregate Value of Common Shares, Vested In-the-Money Options and RSUs (December 31, 2018 Market Price (1) / Price Actually Paid (2))
Doug Parker	56,000	0	0	$54,320 / $74,308
Shaun McEwan	100,000	0	234,752	$324,709 / $509,039
Russ Stuebing	0	0	0	$0 / $0
Keaton Parekh	0	0	0	$0 / $0
Prashant Watchmaker	50,100	0	159,442	$203,256 / $326,034

(1)

Represents the value of Common Shares, vested in-the-money Options and RSUs on December 31, 2018 based on the TSX closing price of the Common Shares of $0.97 on December 31, 2018 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on that date), less the United States dollar exercise price of any vested-in-the-money options as converted from Canadian dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on that date.

(2)

Represents the value of Common Shares at the prices actually paid by the specific Named Executive Officer when such Common Shares were originally purchased (converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on December 31, 2018). The value of vested in-the-money Options and RSUs on December 31, 2018 is based on the TSX closing price of the Common Shares of $0.97 on December 31, 2018 (converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on that date), less the United States dollar exercise price of any vested-in-the-money options, all as converted from Canadian dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on that date.

If the Minimum Equity Ownership Requirements were in force at December 31, 2018 for each of the Named Executive Officers, each of Mr. McEwan and Mr. Watchmaker would satisfy their respective Minimum Equity Ownership Requirements. Mr. Parker is not required to satisfy his Minimum Equity Ownership Requirement until December 31, 2022 and Mr. Stuebing is not required to satisfy his Minimum Equity Ownership Requirement until December 31, 2023. Mr. Parekh’s employment with Wi-LAN Inc. ceased on February 27, 2019.

Performance Graph

The graph below shows Quarterhill’s cumulative total shareholder return on our Common Shares for the period from January 1, 2014 to December 31, 2018 and compares this cumulative total return with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period. All dividends paid by Quarterhill and received by shareholders during the periods shown are assumed to have been reinvested in Common Shares.

The trends shown by this graph show a reduction in total shareholder return from the beginning of 2014 to the end of 2018. An investment of $100 in Common Shares on January 1, 2014 would have been worth approximately $45 on December 31, 2018, representing a compound annual growth of approximately -14.7%. In comparison, the S&P/TSX Composite Index reported a compound annual growth of approximately 1.0% over the same period.

Quarterhill’s “named executive officer” compensation has not historically been significantly correlated to the market performance of the Common Shares, although with the introduction of our new executive officer long-term incentive compensation program focusing on multi-year Common Share market price appreciation, we expect future “named executive officer” compensation to more closely compare to any total shareholder return trends over time. Except with respect to each of Messrs. Parker, Parekh and Stuebing, all of whom began working with Quarterhill during the year ended December 31, 2018, over the period described in the performance graph above, Quarterhill’s total “named executive officer” compensation appears to generally track changes in the market price of the Common Shares. The total “named executive officer” compensation relating to Messrs. McEwan and Watchmaker increased following 2016 but has decreased for the year ended December 31, 2018.

Summary Compensation Table

The table below shows the compensation paid to the Named Executive Officers in respect of the financial years ended December 31, 2018, December 31, 2017 and December 31, 2016.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)(1)	Share-Based Awards (2)	Option-Based Awards (3)	Annual Incentive Plans (4)	Long-Term Incentive Plans	All Other Compensation (5)	Total Compensation

Douglas Parker President & Chief Executive Officer (6)	2018	$347,445	--	$906,765	--	--	--	$1,254,210
	2017	--	--	--	--	--	--	--
	2016	--	--	--	--	--	--	--

Shaun McEwan Chief Financial Officer	2018	$255,455	$252,190 (7)	--	$72,006	--	--	$579,652
	2017	$313,539	$374,930 (8)	$80,650 (9)	$189,622	--	--	$958,740
	2016	$232,204	$191,584 (10)	--	$42,042	--	--	$465,830

Keaton Parekh Former President & Chief Executive Officer, Wi-LAN Inc. (11)	2018	$204,327	--	$272,964	$100,000	--	--	$577,291
	2017	--	--	--	--	--	--	--
	2016	--	--	--	--	--	--	--

Russ Stuebing, Senior Vice-President, Corporate Development (12)	2018	$181,206	--	$323,845	--	--	--	$505,050
	2017	--	--	--	--	--	--	--
	2016	--	--	--	--	--	--	--

Prashant Watchmaker Senior Vice-President & General Counsel	2018	$211,594	$166,341 (13)	--	$41,009	--	--	$418,943
	2017	$211,035	$263,314 (14)	$20,162 (15)	$141,488	--	--	$636,000
	2016	$204,742	$130,995 (16)	--	$29,659	--	--	$365,395

Notes:

(1)

Unless otherwise noted, all compensation paid in Canadian dollars was converted to United States dollars using the Bank of Canada average exchange rates of: (a) CDN$1.00 = US$0.7721 for the year ended December 31, 2018; (b) CDN$1.00 = US$0.7701 for the year ended December 31, 2017; and (c) CDN$1.00 = US$0.7548 for the year ended December 31, 2016. Mr. Parekh’s compensation was paid in United States dollars.

(2)

Value of share-based awards calculated using the applicable TSX closing price on the grant date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(3)

Quarterhill granted Options to Messrs. Parker and Stuebing on March 5, 2018, to Mr. Parekh on August 13, 2018 and to Messrs. McEwan and Watchmaker on May 12, 2017. The valuation of these option-based awards is based on the Black-Scholes option valuation model at the time of grant which determined the fair market value of each option at CDN$0.8405 and converted at the rate of CDN$1.00 = US$0.7706 as at March 5, 2018 and at CDN$0.7815 and converted at the rate of CDN$1.00 = US$0.7723 as at August 13, 2018.

(4)

The value of incentive compensation paid in Canadian dollars was converted to United States dollars using the Bank of Canada closing exchange rate on: March 23, 2018 (the date on which such 2018 amounts were paid) of CDN$1.00 = US$0.7778; February 10, 2017 (the date on which such 2017 amounts were paid) of CDN$1.00 = US$0.7643; and February 12, 2016 (the date on which such 2016 amounts were paid) of CDN$1.00 = US$0.7214. Mr. Parekh’s compensation was paid in United States dollars.

(5)

Generally represents contributions to Named Executive Officers’ respective registered retirement savings plans and similar payments made by Quarterhill on behalf of such Named Executive Officers; the value of all other perquisites and benefits for each Named Executive Officer was less than the lesser of $38,605 (as converted from Canadian dollars using the Bank of Canada average exchange rate of CDN$1.00 = US$0.7721 for the year ended December 31, 2018) and 10% of such officer’s salary.

(6)	Mr. Parker was appointed as Quarterhill’s President & Chief Executive Officer effective January 1, 2018.

(7)

Represents the value of (a) 137,500 RSUs granted to Mr. McEwan on March 22, 2018 which vested as to 22,917 RSUs on March 22, 2018, 22,917 RSUs on July 1, 2018 and 22,917 RSUs on January 1, 2019, and will vest as to 22,917 RSUs on July 1, 2019 and as to 22,916 RSUs on each of January 1, 2020 and July 1, 2020 (on the date of grant, these RSUs had a value of $1.50 each, equal to the TSX closing price of the Common Shares on March 22, 2018) and (b) 31,170 RSUs granted to Mr. McEwan on March 22, 2018 which vested as to 5,195 RSUs on each of July 1, 2018 and January 1, 2019, and will vest as to 5,195 RSUs on each of July 1, 2018, January 1, 2019, July 1, 2019 and January 1, 2020 (on the date of grant, these RSUs had a value of $1.50 each, equal to the TSX closing price of the Common Shares on March 22, 2018). The actual value received by Mr. McEwan on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(8)

Represents the value of (a) 153,374 RSUs granted to Mr. McEwan on February 9, 2017 which vested as to 25,563 RSUs on February 9, 2017, 25,563 RSUs on July 1, 2017 and 25,562 RSUs on each of January 1, 2018, July 1, 2018 and January 1, 2019 and will vest as to 25,562 RSUs on July 1, 2019 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017) and (b) 78,019 RSUs granted to Mr. McEwan on February 9, 2017 which vested as to 13,004 RSUs on July 1, 2017 and 13,003 RSUs on each of January 1, 2018, July 1, 2018 and January 1, 2019 and will vest as to 13,003 RSUs on each of July 1, 2019 and January 1, 2020 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017). The actual value received by Mr. McEwan on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(9)

Quarterhill granted Options to purchase up to 100,000 Common Shares to Mr. McEwan on May 12, 2017. The valuation of these option-based awards is based on the value determined in accordance with SFAS No. 123R under a Monte Carlo simulation option valuation model at the time of grant which determined the fair market value of each option at CDN$1.106 based on a conversion rate of CDN$1.00 = $0.7292 as at May 12, 2017.

(10)

Represents the value of 161,873 RSUs granted to Mr. McEwan on February 3, 2016 which vested as to 26,980 RSUs on July 1, 2016, as to 26,979 RSUs on each of January 1, 2017, July 1, 2017 and January 1, 2018, and as to 26,978 RSUs on each of July 1, 2018 and January 1, 2019 (on the date of grant, these RSUs had a value of $1.18 each, equal to the TSX closing price of the Common Shares on February 3, 2016). The actual value received by Mr. McEwan on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(11)	Mr. Parekh was appointed as President & Chief Executive Officer of Quarterhill’s Wi-LAN Inc. subsidiary effective June 14, 2018 and was replaced in that role effective February 27, 2019.

(12)	Mr. Stuebing was appointed as Quarterhill’s Senior Vice-President, Corporate Development effective February 16, 2018.

(13)

Represents the value of (a) 93,500 RSUs granted to Mr. Watchmaker on March 22, 2018 which vested as to 15,583 RSUs on March 22, 2018, 15,584 RSUs on July 1, 2018 and 15,584 RSUs on January 1, 2019, and will vest as to 15,583 RSUs on each of July 1, 2019, January 1, 2020 and July 1, 2020 (on the date of grant, these RSUs had a value of $1.50 each, equal to the TSX closing price of the Common Shares on March 22, 2018) and (b) 17,752 RSUs granted to Mr. Watchmaker on March 22, 2018 which vested as to 2,959 RSUs on each of July 1, 2018 and January 1, 2019, and will vest as to 2,959 RSUs on each of July 1, 2018 and January 1, 2019 and as to 2,958 RSUs on each of July 1, 2019 and January 1, 2020 (on the date of grant, these RSUs had a value of $1.50 each, equal to the TSX closing price of the Common Shares on March 22, 2018). The actual value received by Mr. Watchmaker on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(14)

Represents the value of (a) 104,294 RSUs granted to Mr. Watchmaker on February 9, 2017 which vested as to 17,383 RSUs on each of February 9, 2017 and July 1, 2017 and 17,382 RSUs on each of January 1, 2018, July 1, 2018 and January 1, 2019 and will vest as to 17,382 RSUs on July 1, 2019 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017) and (b) 58,214 RSUs granted to Mr. Watchmaker on February 9, 2017 which vested as to 9,703 RSUs on each of July 1, 2017 and January 1, 2018, and as to 9,702 RSUs on each of July 1, 2018 and January 1, 2019 and will vest as to 9,702 RSUs on each of July 1, 2019 and January 1, 2020 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017). The actual value received by Mr. Watchmaker on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(15)

Quarterhill granted Options to purchase up to 25,000 Common Shares to Mr. Watchmaker on May 12, 2017. The valuation of these option-based awards is based on the value determined in accordance with SFAS No. 123R under a Monte Carlo simulation option valuation model at the time of grant which determined the fair market value of each option at CDN$1.106 based on a conversion rate of CDN$1.00 = $0.7292 as at May 12, 2017.

(16)

Represents the value of 110,680 RSUs granted to Mr. Watchmaker on February 3, 2016 which vested as to 18,448 RSUs on July 1, 2016, as to 18,447 RSUs on each of January 1, 2017 and July 1, 2017 and as to 18,446 RSUs on each of January 1, 2018, July 1, 2018 and January 1, 2019 (on the date of grant, these RSUs had a value of $1.18 each, equal to the TSX closing price of the Common Shares on February 3, 2016). The actual value received by Mr.

Watchmaker on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

Incentive Plan Awards

General information on Quarterhill’s incentive plans is provided under the heading “Security Based Compensation Arrangements” below.

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all of the Options and RSUs that had been granted and were outstanding to any of the Named Executive Officers as at December 31, 2018.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($) (1)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (2)	Number of Shares or Units of Shares that Have Not Vested (#) (3)	Market or Pay-out Value of Share-Based Awards that Have Not Vested ($) (4)

Douglas Parker	1,400,000	$1.74	March 5, 2024	$0	--	--

Shaun McEwan	130,000	$3.20	March 7, 2019	$0	234,752	$227,709
	100,000	$1.58	May 12, 2023	$0	--	--

Keaton Parekh	458,015	$1.52	August 13, 2024	$0	--	--

Russ Stuebing	500,000	$1.74	March 5, 2024	$0	--	--

Prashant	84,000	$3.20	March 7, 2019	$0	159,442	$154,659
Watchmaker	25,000	$1.58	May 12, 2023	$0

Notes:

(1)	Represents Option exercise prices converted from Canadian dollars to United States dollars using the Bank of Canada closing exchange rate on December 31, 2018 of CDN$1.00 = US$0.7330.

(2)

Represents the difference between the market value of the Common Shares on December 31, 2018, based on the TSX closing price of the Common Shares of $0.97 on December 31, 2018 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on that date), and the United States dollar exercise price of the relevant Options.

(3)	Represents unvested RSUs held at December 31, 2018.

(4)

Represents the pay-out value of unvested RSUs on December 31, 2018 based on the market value of the Common Shares on December 31, 2018, based on the TSX closing price of the Common Shares of $0.97 on December 31, 2018 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on that date). Actual amounts to be paid out upon the vesting of such RSUs will differ from such values.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding Option-based and share-based awards and the value earned for all non-equity incentive plan compensation during our financial year ended December 31, 2018.

Name	Option-Based Awards – Value Vested During the Year ($) (1)	Share-Based Awards – Value Vested During the Year ($) (2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($) (3)

Douglas Parker	$0	--	$205,227

Shaun McEwan	$0	$285,264 (4)	--

Keaton Parekh	$0	--	--

Name	Option-Based Awards – Value Vested During the Year ($) (1)	Share-Based Awards – Value Vested During the Year ($) (2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($) (3)
Russ Stuebing	$0	--	$57,007

Prashant Watchmaker	$0	$194,955 (5)	--

Notes:

(1)

The value of option-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date. The amounts reflect the value of the vested options assuming they were exercised on the vesting date and not realized values.

(2)

The value of share-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(3)

The value of Canadian dollar incentive compensation paid to Named Executive Officers was converted to United States dollars using the Bank of Canada closing exchange rate on February 27, 2019, the date on which these amounts were calculated (all such amounts were paid in April 2019), of CDN$1.00 = US$0.7601.

(4)

Represents payments in respect of: (a) 75,602 RSUs that vested on January 1, 2018 on which date the closing price of the Common Shares on the TSX was $1.86; (b) 22,917 RSUs that vested on March 22, 2018 on which date the closing price of the Common Shares on the TSX was $1.86; and (c) 93,655 RSUs that vested on July 1, 2018 on which date the closing price of the Common Shares on the TSX was $1.11.

(5)

Represents payments in respect of: (a) 51,704 RSUs that vested on January 1, 2018 on which date the closing price of the Common Shares on the TSX was $1.86; (b) 15,583 RSUs that vested on March 22, 2018 on which date the closing price of the Common Shares on the TSX was $1.86; and (c) 64,073 RSUs that vested on July 1, 2018 on which date the closing price of the Common Shares on the TSX was $1.11.

Termination and Change of Control Benefits

Pursuant to Mr. Parker’s employment agreement, as amended, if his employment is terminated without cause (including by constructive dismissal), Mr. Parker is entitled to payment of $733,000 as a lump sum, with all RSUs and Options held by Mr. Parker at such termination treated as required under the terms of the Equity Plan.

Pursuant to Mr. McEwan’s employment agreement, as amended, if his employment is terminated without cause (including by constructive dismissal), Mr. McEwan is entitled to: (1) payment of 24 months’ base salary and payment of 2 years’ target annual incentive; (2) immediate vesting and payout of all unvested RSUs that would have vested in the next 2 years and that would have otherwise terminated unvested upon his termination of employment; and (3) immediate full vesting of all Options.

Pursuant to Mr. Parekh’s employment agreement, if his employment is terminated without cause (including by constructive dismissal), Mr. Parekh is entitled to payment of two years’ base salary as a lump sum, with all RSUs and Options held by Mr. Parekh at such termination treated as required under the terms of the Equity Plan. Mr. Parekh’s employment with Quarterhill’s Wi-LAN Inc. subsidiary was terminated effective February 27, 2019.

Pursuant to Mr. Stuebing’s employment agreement, if his employment is terminated without cause (including by constructive dismissal), Mr. Stuebing is entitled to payment of one year’s base salary and payment of a reasonable amount of target annual incentive, with all RSUs and Options held by Mr. Stuebing at such termination treated as required under the terms of the Equity Plan.

Pursuant to Mr. Watchmaker’s employment agreement, as amended, if his employment is terminated without cause (including by constructive dismissal), Mr. Watchmaker is entitled to: (1) payment of 24 months’ base salary and payment of 2 years’ target annual incentive; (2) immediate vesting and payout of all unvested RSUs that would have vested in the next 2 years and that would have otherwise terminated unvested upon his termination of employment; and (3) immediate full vesting of all Options.

In addition to certain other covenants made by each Named Executive Officer, upon any termination of employment, each Named Executive Officer has also agreed to: (a) not reveal any of Quarterhill’s confidential information following such termination; (b) not, directly or indirectly, induce any employee of Quarterhill to leave the employ of Quarterhill for 2 years (3 years for Mr. Parker and 1 year for Mr. Stuebing) following such termination; (c) be available following such termination to assist with the orderly transition of their roles, duties and responsibilities with us to their successor(s); and (d) cooperate with us in any litigation following termination. Further, Mr. Parker and Mr. Parekh have agreed not to work in any way, directly or indirectly, against Quarterhill or any of our subsidiaries in any negotiations or litigation for an indefinite time for Mr. Parker and for 5 years for Mr. Parekh following their respective terminations from Quarterhill.

Payments on Termination

The following table provides details regarding the estimated incremental payments from Quarterhill to each Named Executive Officer assuming termination on December 31, 2018 (1).

Name	Salary Based Entitlements	Other Cash Based Entitlements	Other Incentive Plan Based Entitlements

Douglas Parker	$733,000	--	$197,910

Shaun McEwan	$492,045	$48,800	$964,391

Keaton Parekh	$850,000	--	--

Russ Stuebing	$197,910	--	$54,975

Prashant Watchmaker	$401,757	$42,215	$657,765

Notes:

(1)

Except with respect to Mr. Parekh, all amounts are as converted to United States dollars using the Bank of Canada closing exchange rate on December 31, 2018 of CDN$1.00 = US$0.7330. Mr. Parekh’s amounts would be paid in United States dollars.

Director Compensation

The following table provides information regarding compensation paid to non-executive members of the Board during our financial year ended December 31, 2018.

Name	Fees Earned ($)	Share-Based Awards ($) (1)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

Roxanne Anderson	$50,000	$363 (3)	$32,854	--	--	$83,217

Dr. Michel Fattouche (4)	$29,010	$676 (5)	--	--	--	$29,686

John Gillberry	$55,893	$1,486 (6)	$32,854	--	--	$90,234

Ron Laurie	$54,999	$455 (7)	$32,854	--	--	$88,309

Paul McCarten	$109,500	$833 (8)	$32,854	--	--	$143,187

Name	Fees Earned ($)	Share-Based Awards ($) (1)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

Ian McKinnon	$48,349	$314 (9)	$32,854	--	--	$81,518

Richard Shorkey	$60,000	$1,180 (10)	$32,854	--	--	$94,035

James Skippen (11)	$7,250	--	$26,185	--	--	$33,435

Notes:

(1)

The value of share-based awards was calculated using the applicable TSX closing price on the grant date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(2)

Quarterhill granted Options to purchase up to 59,523 Common Shares to each non-executive Board member on May 31, 2018 other than to Mr. Fattouche (who ceased to be a Board member effective April 18, 2018) and to Mr. Skippen who was granted 39,473 Options upon becoming a non-executive Board member. The valuation of these option-based awards is based on the Black-Scholes option valuation model at the time of grant which determined the fair market value of each option at CDN$0.7147 and converted at the rate of CDN$1.00 = US$0.7723 as at May 31, 2018 and at CDN$0.8732 and converted at the rate of CDN$1.00 = $0.7597 as at September 10, 2018.

(3)

Represents the grants to Ms. Anderson of: 92 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 70 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 82 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(4)	Dr. Fattouche ceased to be a member of the Board effective April 18, 2018.

(5)

Represents the grants to Dr. Fattouche of: 172 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 130 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 153 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(6)

Represents the grants to Mr. Gillberry of: 354.00 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 302.00 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 355.00 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(7)

Represents the grants to Mr. Laurie of: 116 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 88 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 103 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(8)

Represents the grants to Mr. McCarten of: 188 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 176 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 207 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(9)

Represents the grants to Mr. McKinnon of: 52 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 79 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 93 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(10)

Represents the grants to Mr. Shorkey of: 300 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 227 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 267 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(11)

Mr. Skippen ceased to be an employee of Quarterhill and its subsidiaries effective August 16, 2018 and, as such, became a non-executive member of the Board effective August 17, 2018. From January 1, 2018 to August 16, 2018, Mr. Skippen received the following compensation as Interim President & Chief Executive Officer of our Wi-LAN Inc. subsidiary: (a) cash and non-cash base salary of $240,538 (paid in Canadian dollars as converted to United States dollars using the Bank of Canada average exchange rates of CDN$1.00 = US$0.7721); (b) share-based awards having a value of $344,818 (calculated using the applicable TSX closing price on the grant date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date); and (c) annual non-equity incentive plan compensation having a value of $108,830 (as converted to United States dollars using the Bank of Canada closing exchange rate on March 23, 2018 (the date on which such amounts were paid) of CDN$1.00 = US$0.7778).

Currently, during our financial year ending December 31, 2019, subject to the minimum equity ownership requirement discussed below, each non-executive member of the Board is entitled to receive a base fee in the amount of $45,000 and the Chairman is entitled to receive an additional fee in the amount of $40,000. The chairs of each of the Audit Committee, Compensation Committee, Governance Committee and Nominating Committee are entitled to receive additional fees in the amounts of $18,000, $13,500, $7,200 and $7,200 respectively. Each member of the Audit Committee, the Compensation Committee, the Governance Committee and the Nominating Committee, other than their respective chairs, are entitled to receive additional fees in the amount of $3,600. Members of the Board who attend meetings in person, away from their place of residence, are entitled, for each such meeting, to additional fees in the amount of (a) $1,500 for members residing within a short (e.g. less than 2 hours’) regular flight of the meeting location, (b) $2,000 for members residing within a medium (e.g. between 2 and 5 hours’) regular flight of the meeting location and (c) $2,700 for members residing within a distant (e.g. more than 5 hours’) regular flight of the meeting location. Directors are also reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Minimum Common Share Ownership Requirement

On February 28, 2018, the Board established a demanding and rigorous minimum Common Share ownership requirement for non-executive directors which will require each such director to hold Common Shares having a value equal to 3 times the director’s annual base fee (i.e. 3 times $45,000 per director in 2019 = $135,000) based on the higher of (a) the price actually paid or deemed to have been paid for Common Shares and (b) the closing price of the Common Shares on the TSX on the final trading day of the immediately preceding year. This minimum threshold must be satisfied within 5 years (i.e. by March 1, 2023 for Board members at February 28, 2018).  The non-executive members of the Board as at December 31, 2018 (other than Dr. Fattouche who ceased to be a member of the Board effective April 18, 2018) held the following Common Shares with the following values:

Name of Board Member	Common Shares Held on December 31, 2018	Aggregate Value of Common Shares (December 31, 2018 Market Price (1) / Price Actually Paid (2))
Roxanne Anderson	23,891 (3)	$23,174 / $33,911
Dr. Michel Fattouche (4)	1,929,494 (5)	$1,871,609 / $6,919,015
John K. Gillberry	115,364	$111,903 / $319,223
Ron Laurie	38,163	$37,018 / $40,777
W. Paul McCarten	64,783 (6)	$62,840 / $142,743
Ian McKinnon	19,143	$18,569 / $27,961
Richard J. Shorkey	56,716 (7)	$55,015 / $109,759
James D. Skippen	412,900 (8)	$400,513 / $2,040,746

Notes:

(1)

Represents the value of Common Shares held on December 31, 2018 based on the TSX closing price of the Common Shares of $0.97 on December 31, 2018 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on December 31, 2018).

(2)

Represents the value of Common Shares at the prices actually paid by the specific member of the Board when such Common Shares were originally purchased (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on December 31, 2018) 2019; provided that, for administrative convenience for the purposes of this calculation, we consider any Common Shares purchased by a Board member prior to November 1, 2010 as having been purchased at a price of CDN$4.84 per share, the closing price of the Common Shares on the TSX on October 31, 2010.

(3)

At May 10, 2019, Ms. Anderson holds 98,891 Common Shares having an aggregate value of $95,924 (based on the TSX closing price of the Common Shares of $0.97 on December 31, 2018 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on that date)).

(4)	Dr. Fattouche ceased to be a member of the Board effective April 18, 2018.
(5)	Based on publicly accessible filings current as of April 18, 2018.
(6)	Does not include 3,600 Common Shares owned beneficially and of record by Mr. McCarten’s spouse, over which

Common Shares Mr. McCarten has irrevocably disclaimed any and all control and direction.
(7)	Includes 5,000 Common Shares held by Mr. Shorkey’s spouse.
(8)

All Common Shares held by a corporation controlled by a trust in which Mr. Skippen and his spouse are 2 of the trustees and which corporation, at May 10, 2019, holds 451,500 Common Shares (having an aggregate value of $437,955 (based on the TSX closing price of the Common Shares of $0.97 on December 31, 2018 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on December 31, 2018))).

Directors’ Outstanding Share-Based Awards and Option Based Awards

The following table sets out the Options that had been granted and were outstanding to any of the members of the Board as at December 31, 2018.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($) (1)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (2)	Number of Shares or Units of Shares that Have Not Vested (#) (3)	Market or Payout Value of Share-Based Awards that Have Not Vested ($) (4)

Roxanne Anderson	35,211	$2.08	July 29, 2022	$0	--	--
	46,296	$1.58	May 12, 2023	$0	--	--
	59,523	$1.48	May 31, 2024	$0	--	--

Dr. Michel	20,000	$3.20	March 7, 2019	$0	--	--
Fattouche (5)	35,211	$2.08	July 29, 2022	$0	--	--
	46,296	$1.58	May 12, 2023	$0	--	--

John Gillberry	20,000	$3.20	March 7, 2019	$0	--	--
	35,211	$2.08	July 29, 2022	$0	--	--
	46,296	$1.58	May 12, 2023	$0	--	--
	59,523	$1.48	May 31, 2024	$0	--	--

Ron Laurie	35,211	$2.08	July 29, 2022	$0	--	--
	46,296	$1.58	May 12, 2023	$0	--	--
	59,523	$1.48	May 31, 2024	$0	--	--

W. Paul McCarten	20,000	$3.20	March 7, 2019	$0	--	--
	35,211	$2.08	July 29, 2022	$0	--	--
	46,296	$1.58	May 12, 2023	$0	--	--
	59,523	$1.48	May 31, 2024	$0	--	--

Ian McKinnon	46,296	$1.58	May 12, 2023	$0	--	--
	59,523	$1.48	May 31, 2024	$0	--	--

Richard Shorkey	20,000	$3.20	March 7, 2019	$0	--	--
	35,211	$2.08	July 29, 2022	$0	--	--
	46,296	$1.58	May 12, 2023	$0	--	--
	59,523	$1.48	May 31, 2024	$0	--	--

James Skippen	240,000	$3.20	March 7, 2019	$0	283,214	$274,718
	39,473	$1.67	September 10, 2024	$0	--	--

Notes:

(1)	Represents Option exercise prices converted from Canadian dollars to United States dollars using the Bank of Canada closing exchange rate on December 31, 2018 of CDN$1.00 = US$0.7330.

(2)

Represents the difference between the market value of the Common Shares on December 31, 2018, based on the TSX closing price of the Common Shares of $0.97 on December 31, 2018 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on that date), and the United States dollar exercise price of the relevant Options.

(3)	Represents unvested RSUs held at December 31, 2018.

(4)

Represents the pay-out value of unvested RSUs at December 31, 2018 based on the market value of the Common Shares on December 31, 2018, based on the TSX closing price of the Common Shares of $0.97 on December 31, 2018

(as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7330 on that date). Actual amounts to be paid out upon the vesting of such RSUs will differ from such values.

(5)	Dr. Fattouche ceased to be a member of the Board effective April 18, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each member of the Board, the value vested for all outstanding Option-based and share-based awards and the value earned for all non-equity incentive plan compensation during our financial year ended December 31, 2018.

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

Roxanne Anderson	$0 (3)	$5,274 (4)	--

Dr. Michel Fattouche (5)	$0 (6)	$7,115 (7)	--

John Gillberry	$0 (8)	$7,925 (9)	--

Ron Laurie	$0 (10)	$5,342 (11)	--

W. Paul McCarten	$0 (12)	$7,272 (13)	--

Ian McKinnon	$0 (14)	$314 (15)	--

Richard Shorkey	$0 (16)	$7,619 (17)	--

James Skippen	N/A	$515,113 (18)	$6,812 (19)

Notes:

(1)

Value of option-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date. The amounts reflect the value of the vested options assuming they were exercised on the vesting date and not realized values.

(2)

Value of share-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(3)

Represents vesting of (a) 11,737 Options having an exercise price of $2.18 on July 28, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2018 of CDN$1.00 = US$0.7680) on which date the TSX closing price of the Common Shares was $1.10; and (b) 15,432 Options having an exercise price of $1.69 on May 12, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on May 12, 2018 of CDN$1.00 = US$0.7828) on which date the TSX closing price of the Common Shares was $1.38.

(4)

Represents: (a) a payment in respect of 2,656 RSUs that vested on January 1, 2018 on which date the TSX closing price of the Common Shares was $1.85; and (b) the grants of: 92.00 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 70.00 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 82.00 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(5)	Dr. Fattouche ceased to be a member of the Board effective April 18, 2018.

(6)

Represents vesting of (a) 11,737 Options having an exercise price of $2.18 on July 28, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2018 of CDN$1.00 = US$0.7680) on which date the TSX closing price of the Common Shares was $1.10; and (b) 15,432 Options having an exercise price of $1.69 on May 12, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on May 12, 2018 of CDN$1.00 = US$0.7828) on which date the TSX closing price of the Common Shares was $1.38.

(7)

Represents: (a) a payment in respect of 3,482 RSUs that vested on January 1, 2018 on which date the TSX closing price of the Common Shares was $1.85; and (b) the grants of: 172.00 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 130.00 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 153.00 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(8)

Represents vesting of (a) 11,737 Options having an exercise price of $2.18 on July 28, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2018 of CDN$1.00 = US$0.7680) on which date the TSX closing price of the Common Shares was $1.10; and (b) 15,432 Options having an exercise price of $1.69 on May 12, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on May 12, 2018 of CDN$1.00 = US$0.7828) on which date the TSX closing price of the Common Shares was $1.38.

(9)

Represents: (a) a payment in respect of 3,482 RSUs that vested on January 1, 2018 on which date the TSX closing price of the Common Shares was $1.85; and (b) the grants of: 354.00 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 302.00 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 355.00 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(10)

Represents vesting of (a) 11,737 Options having an exercise price of $2.18 on July 28, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2018 of CDN$1.00 = US$0.7680) on which date the TSX closing price of the Common Shares was $1.10; and (b) 15,432 Options having an exercise price of $1.69 on May 12, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on May 12, 2018 of CDN$1.00 = US$0.7828) on which date the TSX closing price of the Common Shares was $1.38.

(11)

Represents: (a) a payment in respect of 2,656 RSUs that vested on January 1, 2018 on which date the TSX closing price of the Common Shares was $1.85; and (b) the grants of: 116.00 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 88.00 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 103.00 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(12)

Represents vesting of (a) 11,737 Options having an exercise price of $2.18 on July 28, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2018 of CDN$1.00 = US$0.7680) on which date the TSX closing price of the Common Shares was $1.10; and (b) 15,432 Options having an exercise price of $1.69 on May 12, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on May 12, 2018 of CDN$1.00 = US$0.7828) on which date the TSX closing price of the Common Shares was $1.38.

(13)

Represents: (a) a payment in respect of 3,482 RSUs that vested on January 1, 2018 on which date the TSX closing price of the Common Shares was $1.85; and (b) the grants of: 188.00 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 176.00 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 207.00 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(14)

Represents vesting of 15,432 Options having an exercise price of $1.69 on May 12, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on May 12, 2018 of CDN$1.00 = US$0.7828) on which date the TSX closing price of the Common Shares was $1.38.

(15)

Represents the grants of: 52.00 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 79.00 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 93.00 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(16)

Represents vesting of (a) 11,737 Options having an exercise price of $2.18 on July 28, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2018 of CDN$1.00 = US$0.7680) on which date the TSX closing price of the Common Shares was $1.10; and (b) 15,432 Options having an exercise price of $1.69 on May 12, 2018 (as converted to United States dollars based on the Bank of Canada closing exchange rate on May 12, 2018 of CDN$1.00 = US$0.7828) on which date the TSX closing price of the Common Shares was $1.38.

(17)

Represents: (a) a payment in respect of 3,482 RSUs that vested on January 1, 2018 on which date the TSX closing price of the Common Shares was $1.85; and (b) the grants of: 92.00 DSUs on January 29, 2018 on which date the TSX closing price of the Common Shares was $1.85; 70.00 DSUs on April 9, 2018 on which date the TSX closing price of the Common Shares was $1.45; and 82.00 DSUs on April 18, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(18)

Represents a payment in respect of 178,760 RSUs that vested on January 1, 2018 on which date the TSX closing price of the Common Shares was $1.85, a payment in respect of 13,750 RSUs that vested on March 22, 20128 on which date the TSX closing price of the Common Shares was $1.80 and a payment in respect of 143,217 RSUs that vested on July 1, 2018 on which date the TSX closing price of the Common Shares was $1.11.

(19)

The value of Canadian dollar incentive compensation paid to Mr. Skippen for services as an employee of Quarterhill’s Wi-LAN Inc. subsidiary prior to August 16, 2018 was converted to United States dollars using the Bank of Canada closing exchange rate on February 27, 2019, the date on which this amount was calculated (the amount was paid in April 2019), of CDN$1.00 = US$0.7601.

Security-Based Compensation Arrangements

The Equity Plan and all Common Shares issuable thereunder were approved by the Board on March 12, 2018 and approved by our shareholders on April 18, 2018.

The Equity Plan advances Quarterhill’s interests by encouraging our employees, non-executive directors and consultants to receive equity-based compensation and incentives, to (1) increase the ownership interests of these persons in Quarterhill, (2) align the interests of these persons with the interests of our shareholders generally, (3) encourage these persons to remain associated with Quarterhill and (4) furnish these persons with additional incentive in their efforts on behalf of Quarterhill. The Board also contemplates that through the Equity Plan, we and our direct or indirect, wholly-owned subsidiaries (“Subsidiaries”) will be better able to compete for and retain the services of the individuals needed for Quarterhill’s continued growth and success.

The Equity Plan contemplates the issuance of Options, DSUs, restricted stock units (“New RSUs”), PSUs and other Common Share based awards (“Other Share Based Awards”) (collectively, “Awards”).

Subject to adjustment pursuant to the terms of the Equity Plan, the maximum aggregate number of Common Shares that may be subject to issuance at any given time in connection with awards granted under the Equity Plan may not exceed 10% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) at the time of any award grant less any Common Shares issuable under the Purchase Plan or any other Quarterhill “security based compensation arrangements” (as defined by the TSX) of which, there are currently none.

At December 31, 2018, 118,817,466 Common Shares were issued and outstanding, 10% of which would be 11,881,746 Common Shares. At December 31, 2018, Options to purchase up to 6,840,475 Common Shares were outstanding under the Option Plan and no other awards were outstanding under the Equity Plan. As such, at December 31, 2018, 5,041,271 Common Shares were available for grant in respect of future awards under the Equity Plan. The Equity Plan is an “evergreen” plan and, as such, subject to certain limits, Common Shares issued pursuant to awards under the Equity Plan will be available for re-grant under the Equity Plan. Common Shares subject to granted Awards that have expired, are forfeited, surrendered, cancelled or otherwise terminated prior to exercise or settlement of those Awards in Common Shares will be added back to the Common Shares available for grant under the Equity Plan. Common Shares will not be deemed to have been issued under the Equity Plan with respect to any portion of an Award that is settled in cash.

Under the Equity Plan, the Board may, at any time, appoint a committee of the Board to, among other things, interpret, administer and implement the Equity Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with the Equity Plan. The Board and/or the Compensation Committee may also, at any time, appoint one or more senior Quarterhill officers to, among other things, interpret, administer and implement the Equity Plan on behalf of the Board and/or the Compensation Committee in accordance with such terms and conditions as the Board and/or the Compensation Committee may prescribe, consistent with the Equity Plan. The Board, Compensation Committee or any such senior officer(s) conducting such actions is referred to in the Equity Plan as the “Granting Authority”.

Eligible participants to be granted Awards under the Equity Plan are any employee or officer of Quarterhill or its Subsidiaries (an “Employee”), any member of the Board who is not an Employee (a “Director”) and any person who is not an Employee or Director but who is engaged to provide services to Quarterhill or any Subsidiary for at least 12 continuous months (other than relating to a distribution of securities) under a written contract and who spends or will spend a significant amount of time and attention on Quarterhill’s or its Subsidiaries’ business (a “Consultant” and, together with Employees and Directors, “Eligible Participants”).

The maximum number of Common Shares issuable at any time under the Equity Plan to Quarterhill insiders and their associates and affiliates (“Insiders”) under all “security based compensation arrangements” may not exceed 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issued to Insiders under all “security based compensation arrangements” within any one-year period may not exceed 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to any one Insider within any one-year period may not exceed 5% of the then issued and outstanding Common Shares. The number of Common Shares reserved for issuance to all Directors under the Equity Plan may not exceed 1% of the then issued and outstanding Common Shares. The aggregate Fair Market Value (defined below) of all Common Shares reserved for issuance pursuant to all Awards granted to any one Director in any one calendar year may not exceed CDN$150,000, of which value not more than CDN$100,000 may be comprised of Options.

The ”Fair Market Value” of the Common Shares is the closing trading price per Common Share on the TSX (or if the Common Shares are not then listed on the TSX, then on the stock exchange on which the Common Shares are then traded) on the last trading day before the applicable date on which there was a closing price or, if the Common Shares are not listed on any stock exchange, then a price determined by the Board and/or the Compensation Committee.

The Equity Plan includes provision for the grant of Options, DSUs, New RSUs, PSUs and Other Share-Based Awards. Settlement of vested DSUs, New RSUs, PSUs and Other Share-Based Awards may be made by delivering Common Shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of DSUs, New RSUs, PSUs and Other Share-Based Awards multiplied by the Fair Market Value of the Common Shares on the date immediately preceding the settlement date, or by a combination of these methods. The manner of settlement for DSUs, New RSUs, PSUs and Other Share-Based Awards will be determined by the Compensation Committee in its sole discretion. All awards granted pursuant to the Equity Plan will be subject to all statutory tax withholdings under applicable tax laws.

DSUs are notional units that each have the same value as one Common Share and may be used by Quarterhill as a way to pay directors’ fees. Under the Equity Plan, Directors may choose, subject to restrictions and procedures imposed by the Equity Plan and applicable law, to take all or part of their fees in DSUs. DSUs may be paid out to Directors as Common Shares or in cash, at the discretion of the Board and/or the Compensation Committee, when they retire from the Board. We believe the use of DSUs can have the advantage of encouraging higher levels of share ownership by Directors, thereby aligning their interests more closely with those of our shareholders while also preserving our cash.

New RSUs are share units which are granted to Eligible Participants and vest over time. New RSUs are paid out to the holder at some later date but no later than 3 years from the year in which the New RSUs were granted. New RSUs are not the same as, nor do they replace in any manner, RSUs otherwise granted to Quarterhill employees and Board members, which RSUs may only be settled in cash, not in Common Shares.

Generally, PSUs are performance-based share units which may be granted to Eligible Participants and conditioned on individual and/or corporate performance criteria established upon the grant of any PSUs against which actual performance can be compared. PSUs are paid out to the holder at a later date. Currently granted PSUs are described in greater detail under the heading “Compensation Discussion & Analysis – Long-term Incentive” above.

Other Share-Based Awards are rights that may be granted by the Granting Authority that are not Options, New RSUs or PSUs and that are denominated in, or with reference to, Common Shares and/or payable in, or with reference to, Common Shares. Other Share-Based Awards will provide us with flexibility in structuring appropriate compensation plans while staying within the Board and shareholder approved provisions of the Equity Plan.

The exercise price per Common Share for Options is fixed by the Granting Authority but under no circumstances can the exercise price at the time of the grant be less than the Fair Market Value of the Common Shares on that date.

The term of Options granted will be determined by the Granting Authority and specified in the agreement under which that Option is granted, but will generally be 6 years, provided that no Option may have a term that exceeds 10 years from its date of grant and provided further that any Option that would otherwise expire during any period during which Quarterhill imposes trading restrictions on its Employees, Directors and/or Insiders, will have its term extended by 10 business days following the expiration of that period. The Granting Authority may determine the vesting schedule of any New RSU or PSU at the time of grant. PSUs generally vest based on performance criteria as determined by the Granting Authority.

Payment to Eligible Participants in respect of their vested New RSUs or PSUs will be as soon as reasonably possible following the date on which the New RSUs or PSUs become vested.

Awards granted under the Equity Plan are non-transferable and non-assignable to anyone other than to the estate of an Eligible Participant in the event of death and then only in accordance with the terms of the Equity Plan.

If an Eligible Participant dies, becomes permanently and totally incapacitated (as determined in accordance with procedures set by the Board and/or Compensation Committee) (a “Disability”) or terminates employment due to retirement from active employment with Quarterhill or a Subsidiary (as determined in accordance with Quarterhill’s policies or as otherwise specified by the Board and/or Compensation Committee) (“Retirement”), then: (a) they, their executor or administrator of their estate may exercise their Options that were vested at the date of such death, Disability or Retirement prior to the earlier of the date that is 12 months following the date of such death, Disability or Retirement and the date on which such Option expires; (b) a pro-rated portion of any unvested New RSUs will immediately vest based on the number that would have vested on the next expected vesting date; (c) all other Awards will be forfeited; and (d) their eligibility to receive further Awards will terminate.

If an Eligible Participant resigns from Quarterhill, then (a) they may exercise their Options that were vested at the date of such resignation prior to the earlier of the date that is 90 days following such resignation and the date on which such Options expire; (b) all other Awards will be forfeited to Quarterhill; and (c) their eligibility to receive further Awards will terminate.

If an Eligible Participant’s employment is terminated without cause, then: (a) they may exercise their Options that were vested at the date of such termination prior to the earlier of the date that is 90 days following such termination and the date on which such Options expire; (b) a pro-rated portion of any unvested New RSUs will immediately vest based on the number that would have vested on the next expected vesting date; (c) all other Awards will be forfeited; and (d) their eligibility to receive further Awards will terminate. If an Eligible Participant’s employment is terminated for cause (or a Director is terminated for breach of fiduciary duty), any Awards held by them will immediately expire and terminate.

Under the Equity Plan, a “Change of Control” means the happening of any of the following events:

(i)

any transaction at any time and by whatever means pursuant to which (A) Quarterhill goes out of existence by any means, except any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from the transaction or reorganization is substantially the same as the proportionate voting power of such holders of Quarterhill voting securities immediately prior to the transaction or reorganization or (B) any person or any group of 2 or more persons acting jointly or in concert (other than Quarterhill, a Subsidiary, an employee benefit plan of Quarterhill or of any of its Subsidiaries, including the trustee of any such plan acting as trustee) acquires the direct or indirect “beneficial ownership” (as defined in the CBCA) of, or acquires the right to exercise control or direction over, Quarterhill securities representing more than 50% of the then issued and outstanding Common Shares in any manner whatsoever, including as a result of a take-over bid, an exchange of securities, an amalgamation of Quarterhill with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the assets of Quarterhill to a person other than a Subsidiary;

(iii)	the dissolution or liquidation of Quarterhill except in connection with the distribution of assets of Quarterhill to one or more persons which were Subsidiaries immediately prior to such event;

(iv)

the occurrence of a transaction requiring approval of Quarterhill’s shareholders whereby Quarterhill is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any other person (other than a short form amalgamation or exchange of securities with a Subsidiary); or

(v)	the Board passes a resolution to the effect that, for the purposes of some or all granted Awards, an event described in any of (i) to (iv) above has occurred.

Also, under the Equity Plan, “Change of Control Price” means the highest price per Common Share paid in any transaction reported on a stock exchange or paid or offered in any bona fide transaction related to a potential or actual Change of Control at any time during the 5 trading days (or if the Common Shares are not listed on any stock exchange, during the 3-month period) preceding the Change of Control, as determined by the Board in its discretion.

Unless otherwise determined by the Granting Authority at or after their grant: (1) any Options outstanding immediately prior to the occurrence of a Change of Control, but which are not then exercisable, will become fully exercisable upon the occurrence of a Change of Control; and (2) all outstanding vested Options will be cashed out at the Change of Control Price, less the applicable exercise price for such Options, as of the date such Change of Control is determined to have occurred, or as of such other date as the Board and/or the Compensation Committee may determine prior to the Change of Control. Outstanding Options may only be so cashed out if the Change of Control Price is higher than the exercise price for such outstanding Options. If the Change of Control Price is equal to or lower than the exercise price for such outstanding Options, the Board and/or the Compensation Committee may terminate such outstanding Options. Further, the Board and/or the Compensation Committee may provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from the Change of Control. In addition, the Board and/or the Compensation Committee may determine, in their discretion, that Options outstanding, but which are not then exercisable, shall not become exercisable and shall be cancelled in the event of a Change of Control.

Unless otherwise determined by the Granting Authority at or after their grant: (1) any RSUs, DSUs, PSUs or Other Share-Based Awards outstanding immediately prior to the occurrence of a Change of Control shall become fully vested upon the occurrence of a Change of Control; and (2) any RSU, DSU, PSU or Other Share-Based Award outstanding immediately prior to the occurrence of a Change of Control shall be cashed out at the Change of Control Price as of the date such Change of Control is deemed to have occurred, or as of such other date as the Board and/or the Compensation Committee may determine prior to the Change of Control. Further, the Board and/or the Compensation Committee may provide for the conversion or exchange of any RSU, DSU, PSU or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the Change of Control. In addition, the Board and/or the Compensation Committee may determine, in their discretion, that outstanding RSUs, DSUs, PSUs or Other Share-Based Awards shall not become vested and shall be cancelled and forfeited to Quarterhill upon a Change of Control.

Subject to the rules and policies of any stock exchange on which the Common Shares are listed and applicable law, the Board and/or the Compensation Committee may, without notice or shareholder approval, amend the Equity Plan and/or granted Awards to make amendments:

(i)	to the general vesting provisions of any Award;

(ii)

to the general term of each Option provided that no Option held by an Insider may be extended beyond its original expiry date and no Option may be exercised after the 10th anniversary of its date of grant;

(iii)	to the termination of employment provisions of the Equity Plan;

(iv)

to add covenants of Quarterhill for the protection of Eligible Participants, provided that the Board and/or the Compensation Committee is of the good faith opinion that such additions will not be prejudicial to the rights or interests of such Eligible Participants;

(v)

not inconsistent with the Equity Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board and/or the Compensation Committee, having in mind the best interests of Eligible Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where an Eligible Participant resides, provided that the Board and/or the Compensation Committee is of the opinion that such amendments and modifications will not be prejudicial to the interests of Eligible Participants;

(vi)

which, on the advice of counsel to Quarterhill, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board and/or the Compensation Committee is of the opinion that such changes or corrections will not be prejudicial to the rights and interests of Eligible Participants; or

(vii)	that do not specifically require TSX and/or Quarterhill shareholder approval under the Equity Plan.

Generally, the Board and/or the Compensation Committee may alter, change or impair any rights or increase any obligations with respect to any previously granted Award with the consent of the Eligible Participant holding that Award.

None of the following amendments may be made to the Equity Plan without approval of the TSX (if Quarterhill has any securities listed on the TSX at that time) and the approval of Quarterhill’s shareholders:

(i)	amendments to the Equity Plan which would increase the number of issuable Common Shares, otherwise than in accordance with the terms of the Equity Plan;

(ii)	amendments to the Equity Plan which would increase the number of Common Shares issuable to Insiders, otherwise than in accordance with the terms of the Equity Plan;

(iii)	amendments to the Equity Plan which would increase the number of Common Shares issuable to Directors, otherwise than in accordance with the terms of the Equity Plan;

(iv)	amendments that would extend the exercise period of any Options beyond the original expiry;

(v)

amendments that would increase (1) the maximum number of Common Shares reserved for issuance to Directors or (2) the maximum aggregate value of the Fair Market Value of all Common Shares reserved for issuance pursuant to all Awards granted to any one Director in any one calendar year;

(vi)	amendments that would permit the transfer or assignment of any Award for any reason other than an Eligible Participant’s estate planning;

(vii)	amendments that would reduce the exercise price of any Options, otherwise than in accordance with the terms of the Equity Plan;

(viii)	amendments that would result in the cancellation of any Options held by any Eligible Participant and the related reissue of Options or other entitlements to that person;

(ix)	amendments to other provisions of the Equity Plan listed above that require TSX and shareholder approval for amendments; and

(x)	the addition of any form of financial assistance to an Employee or Director not otherwise provided for in the Equity Plan.

Quarterhill provides no financial assistance to participants to facilitate the purchase of securities under the Equity Plan.

The annual “burn rate” of all awards granted under the Equity Plan and Quarterhill’s 2001 Share Option Plan that was terminated effective April 18, 2018 (together with the Equity Plan, collectively, the “Plans”) for the years ended December 31, 2018, 2017 and 2016 is set out below as calculated in accordance with TSX requirements.

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Plans Burn Rate (1)	3.25% (2)	1.47%	0.22%
(1)

The burn rate is equal to the number of Options granted during the financial year divided by the weighted average number of Common Shares outstanding during the applicable financial year. For the financial year ended December 31, 2018, we granted Options to purchase up to 3,854,626 Common Shares and had a weighted average of 118,768,728 Common Shares outstanding. For the financial year ended December 31, 2017, we granted Options to purchase up to 1,749,072 Common Shares and had a weighted average of 118,607,569 Common Shares outstanding. For the financial year ended December 31, 2016, we granted Options to purchase up to 256,477 Common Shares and had a weighted average of 119,245,581 Common Shares outstanding.

(2)

The Options granted in the year ended December 31, 2018 includes 1,400,000 “inducement” Options granted to Doug Parker as additional consideration for joining Quarterhill in 2018 without which, the annual burn rate for the financial year ended December 31, 2018 would have been 2.07% representing Options to purchase up to 2,454,626 Common Shares and a weighted average of 118,768,728 Common Shares outstanding.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of Common Shares authorized for issuance from treasury under Quarterhill’s equity compensation plans as at December 31, 2018.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	5,440,475 (1)	$2.10 (2)	5,041,271 (3)

Equity compensation plans not approved by security holders	1,400,000 (4)	$1.74 (5)	0
Total	6,840,475	$2.03	5,041,271

(1)	These securities represent Common Shares issuable pursuant to the exercise of Options issued and outstanding under the Equity Plan at December 31, 2018.

(2)	As converted from Canadian dollars using the Bank of Canada closing exchange rate on December 31, 2018 of CDN$1.00 = US$0.7330.

(3)	Quarterhill’s equity compensation plans (which, at December 31, 2018, were the Equity Plan and the 1,400,000

“inducement” Options granted to Doug Parker as additional consideration for joining Quarterhill in 2018), in the aggregate, provide for the issuance of up to 10% of the issued and outstanding Common Shares at any given time (i.e. 10% of 118,817,466 issued and outstanding Common Shares at December 31, 2018).

(4)	These securities represent all of the Common Shares issuable upon exercise of the 1,400,000 “inducement” Options granted to Doug Parker as additional consideration for joining Quarterhill in 2018.

(5)	As converted from Canadian dollars using the Bank of Canada closing exchange rate on December 31, 2018 of CDN$1.00 = US$0.7330.

Indebtedness of Directors and Senior Officers

Management is not aware of any indebtedness outstanding to Quarterhill by any of our current or former directors, executive officers or other Quarterhill employees, any nominees for director or any of their respective associates or affiliates, or any guarantees, support agreements, letters of credit or similar arrangements provided by Quarterhill or our subsidiaries to any such persons, at any time since the commencement of our last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares, or any affiliates or associates of any of the foregoing, in any transactions of Quarterhill during the financial year ended December 31, 2018 or in any proposed transaction that have materially affected or that would materially affect Quarterhill or any of our subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Quarterhill provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit for our insurance policy is $50,000,000 with deductible amounts of $50,000 to $750,000 payable by Quarterhill. The aggregate annual premium in the financial year ended December 31, 2018 was CDN$550,800 paid by Quarterhill.

NORMAL COURSE ISSUER BIDS

On February 13, 2017, Quarterhill put in place a normal course issuer bid (the “2017 Bid”) pursuant to which we had the right but not the obligation to purchase up to 4,000,000 Common Shares, representing approximately 3.46% of the 115,633,550 Common Shares in the public float as of January 31, 2017. The 2017 Bid expired on February 12, 2018 on which date, 379,700 Common Shares had been purchased thereunder, all of which Common Shares have been cancelled. We will provide a copy of our notice to the TSX relating to the 2017 Bid without charge to any Quarterhill shareholder upon request to our Corporate Secretary.

APPOINTMENT OF AUDITORS

It is intended to vote the Proxy solicited hereby (unless a shareholder directs its Common

Shares to be withheld from voting in the appointment of auditors) to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Quarterhill’s auditors to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors’ remuneration. PricewaterhouseCoopers LLP was first appointed as our auditors on October 25, 2006. Prior to October 25, 2006, Quarterhill’s auditors were KPMG LLP who acted for us since incorporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. Quarterhill is also subject to Multilateral Instrument 52-110 – Audit Committees (“MI 52‑110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees including Quarterhill’s Audit Committee. The disclosure on corporate governance practices required by NI 58-101 is provided at Exhibit C to this Circular and the disclosure on audit committees required by MI 52-110 is provided in Quarterhill’s current Annual Information Form dated February 28, 2019 and filed on SEDAR at www.sedar.com.

PARTICULARS OF OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

SHAREHOLDER PROPOSALS

Any person entitled to vote at the next annual meeting of Quarterhill’s shareholders, who desires to raise a matter at such meeting, must comply with the applicable provisions of the CBCA and may submit a proposal to Quarterhill no later than February 10, 2020 outlining the matter as specified in section 137 of the CBCA.

ADDITIONAL INFORMATION

Additional information concerning Quarterhill may be found on SEDAR at www.sedar.com. Financial information is provided in Quarterhill’s comparative financial statements and management’s discussion and analysis (“MD&A”) for our most recently completed financial year.

Information (including copies of financial statements and MD&A) can be obtained free of charge by making a request of Quarterhill’s Investor Relations Department at (613) 688-4330 or at ir@Quarterhill.com.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of Quarterhill have approved the contents and the sending of this Circular.

DATED:May 10, 2019

Prashant Watchmaker

Senior Vice-President, General Counsel & Corporate Secretary

Exhibit A

Statement of Corporate Governance Practices

1. Board of Directors
(a) Disclose the identity of directors who are independent.

During the year ended December 31, 2018, Roxanne Anderson, John K. Gillberry, Ron Laurie, W. Paul McCarten, Ian McKinnon and Richard Shorkey were “independent” directors (as that term is defined in Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators).

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

James D. Skippen is not “independent” because he was Quarterhill’s Executive Chair until August 16, 2018 and was our President, Chief Executive Officer & Chief Legal Officer until April 18, 2017.

Douglas Parker is not an “independent” director because he is Quarterhill’s President & Chief Executive Officer.

Dr. Michel Fattouche, who was a member of the Board until April 18, 2018, was not an “independent” director because he received more than CDN$75,000 from Quarterhill during the year ended December 31, 2015 for litigation-related services provided to Quarterhill or its subsidiaries.

(c) Disclose whether or not a majority of directors are independent.	The Board is currently comprised of 7 members, 5 of whom are “independent” directors.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

None of the members of the Board are currently directors of any other reporting issuer (or the equivalent).

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

“Independent” directors hold regularly scheduled meetings as part of quarterly Board meetings at which non-independent directors and members of management are not in attendance and may also call such meetings at any time in their discretionB. The members of the Board have held 6 such meetings since January 1, 2018.

During the year ended December 31, 2018, while Mr. Skippen was Executive Chairperson and, following August 16, 2018, Chairperson of the Board, Mr. Paul McCarten was Lead Independent Director of the Board and chaired each of these meetings.

The Audit Committee also has discussions with the auditors without management present. “Independent” directors have unfettered access to information regarding Quarterhill’s activities and have the ability to engage outside advisors and the power to meet independently of management.

A

Although Dr. Michel Fattouche generally attended such meetings prior to April 18, 2018 and Mr. James Skippen has generally attended such meetings following August 16, 2018, the Board considers each such member to have been actually independent of Quarterhill’s management and believes these meetings enabled open and candid discussion among Quarterhill’s “independent” directors.

(f) Disclose whether or not the chair of the

board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

Mr. Gillberry was appointed Chairperson of the Board effective April 1, 2019 and is an “independent” member of the Board. Mr. Gillberry ensures that the Board operates independently of management and that directors have a contact in a leadership role who is “independent”.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Please refer to the disclosure of the attendance record for each member of the Board contained in their respective personal information contained at pages 7 to 13 of Quarterhill’s accompanying Management Information Circular (the “Circular”).

Mr. Ian McKinnon was also a member of the Board during the year ended December 31, 2018 and attended each meeting of the Board held in 2018 other than the Board’s December 12, 2018 meeting.

2. Board Mandate
Disclose the text of the board’s written mandate.	The text of the Board’s written mandate is set out in Exhibit C to the accompanying Circular.
3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The Board has developed written position descriptions for the Chairperson of the Board and for the chairs of each Committee.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Board has developed a written position description for the Chief Executive Officer.
4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i)the role of the board, its committees and its directors, and

(ii)the nature and operation of the issuer’s business

Quarterhill has an onboarding process for new Board members to address orientation matters. Following the election of any new director, Quarterhill provides that director with copies of its charter documents, all of its most recent public disclosures, internal policies and hosts the new director at its next quarterly business update meeting to learn the fundamentals of our business. In addition, all members of the Board are encouraged to meet members of Quarterhill’s and its subsidiaries senior management teams and to attend our quarterly business update meetings to remain up-to-date on Quarterhill’s business.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

Most regularly scheduled Board meetings include educational components relating to the fundamentals of our business taught by Quarterhill executives and our Corporate Secretary provides regular updates to the Board on corporate governance developments. Information on seminars and conferences is also passed along to directors but attendance at such events is not mandatory. The cost of attendance at seminars and conferences is paid by Quarterhill.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)disclose how a person or company may obtain a copy of the code;

(ii)describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”), with respect to which:

(i)a copy of the Code is available on our website at www.Quarterhill.com and at www.sedar.com;

(ii)the Code provides for a reporting mechanism to the Board and

(iii)there has been no material change report filed that pertains to any conduct of a director or an executive officer that constitutes a departure from the Code

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Code requires that directors be free of conflicting interests when they represent Quarterhill in business dealings or are making recommendations which could influence our subsequent actions. Directors and officers must also bring any potential or actual conflict of interest situation to the attention of the Chairperson of the Board for discussion, review and written approval if required.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board believes that the Code together with Quarterhill’s Corporate Disclosure and Confidentiality Policy, Insider Trading Policy and Whistleblower Protection Policy on Financial Matters are sufficient to encourage and promote a culture of ethical business conduct within Quarterhill.

6. Nomination of Directors

(a)Describe the process by which the board identifies new candidates for board nomination.

(b)Disclose whether or not the board has a nominating committee composed entirely of independent directors.

(c)If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating Committee, in consultation with the Chairperson and the Chief Executive Officer, is responsible for identifying qualified director candidates pursuant to the Nominating Committee Charter, a copy of which can be accessed at www.Quarterhill.com.

The Nominating Committee is currently composed of Messrs. Gillberry, McCarten and Skippen, of whom Messrs. Gillberry and McCarten are “independent” directors.

The Nominating Committee Charter sets out the responsibilities, powers and operation of the Nominating Committee.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers	Please refer to the “Compensation Discussion and Analysis” and “Statement of Executive Compensation” sections in the accompanying Management Proxy Circular.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Compensation Committee is currently composed of Messrs. Gillberry, Laurie and McCarten, each of whom is an “independent” director.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Charter of the Compensation Committee can be accessed at www.Quarterhill.com and sets out the responsibilities, powers and operation of the Compensation Committee.

8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The only other standing committee of the Board is the Governance Committee whose mandate is generally to take a leadership role in shaping corporate governance for Quarterhill and its subsidiaries by overseeing and assessing the functioning of the Board and its committees and developing, implementing and assessing effective corporate governance processes and practices.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Nominating Committee has the ongoing responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Evaluation criteria include such factors as the attendance record of individual Board members and the effectiveness of their participation at Board meetings.

The Nominating Committee has implemented a periodic anonymous survey relating to the effectiveness of the Board and its members to be completed by all Board members, the results of which are compiled by the Chair of the Nominating Committee and shared with and discussed by the Nominating Committee and the Board as a whole.

10. Director Term Limits

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

Quarterhill has not adopted term limits or other mechanisms of board renewal. The Board does not believe it should limit the number of terms for which an individual may serve on the Board. Directors who have served on the Board for a longer period of time are better able to provide valuable insight into Quarterhill’s operations and future based on their experience with, and understanding of, our business, history, objectives, industry and challenges. The Board believes that imposing arbitrary term limits on directors would implicitly devalue continuity among Board members and risk excluding experienced Board members. The Board believes that a balance must be struck between ensuring fresh ideas and points of view on the Board, while retaining the insight, experience and other benefits of continuity provided by longer serving directors. On at least an annual basis, the Board and the Nominating Committee each considers the participation and value of each Board member and makes recommendations to adjust Board membership when appropriate.

11. Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Quarterhill is committed to diversity and inclusion at all levels in the workplace including on the Board. This includes a commitment to ensuring there are no systemic barriers or biases in our policies, procedures and practices. We believe that supporting a diverse workplace is a business imperative to attract and retain the brightest and most talented individuals.

As such, effective August 8, 2018, the Board has adopted a written policy relating to the identification and nomination of women directors (the “Board Diversity Policy”).

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

(i)The Board Diversity Policy: (1) recognizes that Quarterhill is committed to a merit-based system for Board composition within a diverse and inclusive culture which is free of conscious and unconscious bias and discrimination; (2) requires, in considering potential new candidates for the Board, with an intent to increasing Board diversity, the Nominating Committee to consider candidates respective merits based on a balance of background, skills, experience and knowledge and also to take into account considerations such as gender, age, aboriginal status, disabilities, visible minority status and other important personal aspects; (3) requires any search firm engaged to identify new candidates for the Board, to be specifically directed to include diverse candidates; and (4) requires the Nominating Committee, in its annual review of the size and composition of the Board, to identify imbalances or gaps, as well as opportunities that may be associated with further diversification and to work towards endorsing a balanced representation in terms of director tenure and age, and fostering of diversity in terms of positions of leadership and nomination of new Board members.

(ii)We believe we currently comply with the provisions of the Board Diversity Policy. As positions open on the Board, Quarterhill will fill those positions in accordance with the provisions of the Board Diversity Policy.

(iii)We believe we currently comply with the objectives of the Board Diversity Policy. As positions open on the Board, Quarterhill will fill those positions in accordance with the objectives of the Board Diversity Policy.

(iv)As discussed below, the Nominating Committee undertakes an annual review of the Board Diversity Policy and its implementation together with its annual review of the Board and reports its conclusions to the Board as a whole. As positions open on the Board, Quarterhill will fill those positions in accordance with the provisions of the Board Diversity Policy.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Pursuant to the Board Diversity Policy, the Nominating Committee, in its annual review of the size and composition of the Board, is required to identify imbalances or gaps, as well as opportunities that may be associated with further diversification and to work towards endorsing a balanced representation in terms of director tenure and age, and fostering of diversity in terms of positions of leadership and nomination of new Board members.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reason for not doing so.

As noted above, Quarterhill is committed to diversity and inclusion at all levels in the workplace and we believe that supporting a diverse workplace is a business imperative to attract and retain the brightest and most talented individuals. Quarterhill has adopted a general diversity policy relating to the hiring of all employees including executive officers (the “General Diversity Policy”) that contains similar requirements to the Board Diversity Policy.

Pursuant to the General Diversity Policy, Quarterhill promotes and supports principles of diversity and inclusivity in all decisions regarding recruitment, hiring, promotion, compensation, employee development (such as training) and all other terms and conditions of employment.

14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For the purposes of this Item, a “target” means a number or a percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose (i) the target and (ii) the annual and cumulative progress of the issuer in achieving the target.

(b) Quarterhill has not adopted a target regarding women on the Board due to the small size of the Board and the need to consider a balance of relevant criteria in each individual appointment. The Board has, however, implemented the Board Diversity Policy and expects future Board vacancies to be filled based on the terms of that policy.

(c) Quarterhill has not adopted a target regarding women in executive officer positions due to the small size of that group of persons (currently no more than 7 such persons) and the need to consider a balance of relevant criteria in each individual appointment. Quarterhill has, however, implemented the General Diversity Policy and expects future executive officer vacancies to be filled based on the terms of that policy.

(d) Not Applicable.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

(a) Of the 7 nominees for election to the Board at the Meeting, one nominee, Roxanne Anderson, is a woman. If Ms. Anderson is re-elected to the Board at the Meeting, 14.3% of the Board members generally, and 20.0% of the non-executive members of the Board, will be female.

(b) None of Quarterhill’s or its major subsidiaries’ respective executive officers is a woman.

Exhibit B

Mandate of the Board of Directors of Quarterhill Inc.

Quarterhill Inc.

BOARD OF DIRECTORS MANDATE

Appointment and Composition

Directors of Quarterhill Inc. (“Quarterhill”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Quarterhill Board of Directors (the “Board”). The Board will subsequently elect a Chairperson of the Board (the “Chairperson”) who is not an executive officer of Quarterhill or any of its subsidiaries (collectively, the “QH Group”) or each of a Chairperson who is an executive officer of any QH Group member and a lead director who is not an executive officer of any QH Group member. The Board may also elect a Vice-Chairperson of the Board who is not an executive officer of the QH Group.

The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the Canada Business Corporations Act, the Toronto Stock Exchange, the Nasdaq Global Select Market and applicable securities regulatory authorities, as adopted or in force or amended from time to time. At least 25% of the directors must be “resident Canadian” as defined by the Canada Business Corporations Act and at least a majority of members of the Board should qualify as “independent” directors in accordance with the rules of applicable securities regulators (collectively, the “Independence Rules” and references herein to “independent” shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of Quarterhill. The Board’s relationship with Quarterhill is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to Quarterhill’s best interests. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship. The Board oversees the operations of Quarterhill and supervises its management, which is responsible for the day-to-day conduct of its business. The Board establishes Quarterhill’s policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility.

In fulfilling all its roles, the Board and its individual members conduct themselves in compliance with Quarterhill’s Code of Business Conduct and Ethics (the “Code”) and Quarterhill’s Corporate Disclosure and Confidentiality Policy (the “Disclosure Policy”) including, without limitation, the confidentiality provisions of each of the Code and the Disclosure Policy, and Board members may not use any information received from Quarterhill for any personal or otherwise inappropriate purposes.

The Board also discharges its responsibilities through standing committees which currently include the following committees: Audit; Compensation; Governance; and Nominating. The charter of each standing committee prescribes its duties and responsibilities and is reviewed periodically by the Board.

In carrying out its responsibilities, the Board focuses on the following specific matters:

(a)	ensuring the protection and advancement of shareholder value;

(b)

setting Quarterhill’s moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of Quarterhill’s Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout Quarterhill;

(c)

reviewing and assessing the adequacy of Quarterhill’s strategic corporate policies including its Insider Trading Policy, the Disclosure Policy, the Code and other relevant policies associated with ensuring an effective system of corporate governance (collectively, the “Policies”), including making any amendments to any Policy;

(d)

monitoring compliance with each Policy, authorizing and overseeing the investigation of any alleged breach of any Policy by any employee of any QH Group company or any member of the Board and granting any waivers with respect to any such breach if and to the extent appropriate;

(e)

reviewing all related party transactions involving Board members or QH Group employees, discussing the business rationales for any such transactions and determining whether appropriate disclosures have been made by any such Board members or employees to the Board as a whole;

(f)	receiving reports from legal counsel evidencing any material violation of applicable laws by Quarterhill or any breaches of fiduciary duties;

(g)

establishing procedures for effective Board meetings and otherwise ensuring that processes, procedures and structures are in place to ensure that the Board functions independently of Quarterhill management and without any conflicts of interest;

(h)	appointing the members of each of the Board’s standing committees including the chairperson of each such standing committee;

(i)	approving the compensation for individual directors, with input from the Compensation Committee;

(j)	adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of Quarterhill’s business;

(k)

identifying the principal risks of Quarterhill’s business, ensuring the implementation of appropriate systems to monitor and manage those risks and monitoring and reviewing Quarterhill’s risk exposures and the steps management has taken to monitor and control such exposures;

(l)

succession planning for Quarterhill and the Board including annually reviewing Quarterhill’s management’s development and succession plans including recruitment, training and evaluation matters contained therein;

(m)

approving the compensation of each of Quarterhill’s senior executives with input from the Compensation Committee and approving any major changes to QH Group compensation programs and any significant restructuring of any QH Group members;

(n)	approving the corporate communications policy in line with the Disclosure Policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

(o)	approving annual and interim financial results, MD&A, management proxy circulars and their publication pursuant to the recommendations of the Audit Committee;

(p)	overseeing internal control and management information systems;

(q)	setting up measures for receiving feedback from shareholders;

(r)	overseeing all matters relating to Quarterhill’s legal, regulatory and financial integrity; and

(s)

adopting, pursuant to the recommendation of the Governance Committee, a system of corporate governance policies and practices, including reviewing and approving Quarterhill’s annual corporate governance disclosure as contained in Quarterhill’s annual management proxy circular.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications as well as skill, age and experience in the context of the needs of the Board. Individual directors are also expected to:

•	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

•	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

•	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

•	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about Quarterhill’s business and the industries in which it operates, including the regulatory, legislative, business, social and political environments;

•	participate in director orientation and development programs;

•	become acquainted with senior managers;

•	visit Quarterhill offices when appropriate; and

•	annually review this Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

Quarterhill has developed the Disclosure Policy to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the applicable rules and policies of the Toronto Stock Exchange and the Nasdaq Global Select Market. The Disclosure Committee established under the Disclosure Policy is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Disclosure Policy’s objectives.

Quarterhill’s spokespersons as appointed by the Disclosure Committee from time to time are available to shareholders by telephone, fax and e-mail and Quarterhill maintains extensive material of interest to shareholders and investors on Quarterhill’s web site at www.Quarterhill.com.

General

The Board shall review and assess the adequacy of this Mandate annually. Nothing in this Mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.